Exhibit 99.2

TELUS CORPORATION

Management’s discussion and analysis

2023 Q1

TELUS Corporation – Management’s discussion and analysis – 2023 Q1

Caution regarding forward-looking statements

The terms TELUS, the Company, we, us and our refer to TELUS Corporation and, where the context of the narrative permits or requires, its subsidiaries.

This document contains forward-looking statements about expected events and our financial and operating performance. Forward-looking statements include any statements that do not refer to historical facts. They include, but are not limited to, statements relating to our objectives and our strategies to achieve those objectives, our expectations regarding trends in the telecommunications industry (including demand for data and ongoing subscriber base growth), and our financing plans (including our multi-year dividend growth program). Forward-looking statements are typically identified by the words assumption, goal, guidance, objective, outlook, strategy, target and other similar expressions, or future or conditional verbs such as aim, anticipate, believe, could, expect, intend, may, plan, predict, seek, should, strive and will. These statements are made pursuant to the “safe harbour” provisions of applicable securities laws in Canada and the United States Private Securities Litigation Reform Act of 1995.

By their nature, forward-looking statements are subject to inherent risks and uncertainties and are based on assumptions, including assumptions about future economic conditions and courses of action. These assumptions may ultimately prove to have been inaccurate and, as a result, our actual results or other events may differ materially from expectations expressed in or implied by the forward-looking statements. Updates to the assumptions on which our 2023 outlook is based are presented in Section 9 Update to general trends, outlook and assumptions, and regulatory developments and proceedings in this Management’s discussion and analysis (MD&A).

Risks and uncertainties that could cause actual performance or other events to differ materially from the forward-looking statements made herein and in other TELUS filings include, but are not limited to, the following:

●	The COVID-19 pandemic including its impacts on our customers, suppliers and vendors, our team members and our communities, as well as changes resulting from the pandemic to our business and operations.

●	Regulatory matters including: changes to our regulatory regime (the timing of announcement or implementation of which are uncertain) or the outcomes of proceedings, cases or inquiries relating to its application, including but not limited to those set out in Section 9.1 Communications industry regulatory developments and proceedings in this MD&A, such as the potential for government to allow consolidation of competitors in our industry or conversely for government to intervene with the intent of further increasing competition, for example, through mandated wholesale access; the potential for industry-wide competitive effects as a result of the conditions imposed by the Minister of Innovation, Science and Industry on the sale of Freedom Mobile to Videotron; the potential for additional government intervention on pricing, including internet overage charges and roaming fees; federal and provincial consumer protection legislation; new regulatory requirements enacted by the CRTC in response to a new policy direction from the Governor in Council; the introduction in Parliament of new federal privacy legislation that could materially expand or alter the scope of consumer privacy rights, include significant administrative monetary penalties and a privacy right of action, and implement a new regulatory regime for the use of artificial intelligence (AI) in the private sector, with significant enforcement powers; amendments to existing federal legislation; potential threats to unitary federal regulatory authority over communications in Canada; potential threats to the CRTC’s ability to enforce competitive safeguards such as the Standstill Rule and the Wholesale Code, which aim to ensure the fair treatment by vertically integrated firms of rival competitors operating as both broadcasting distributors and programming services; regulatory action by the Competition Bureau or other regulatory agencies; spectrum allocation and compliance with licences, including our compliance with licence conditions, changes to spectrum licence fees, spectrum policy determinations such as restrictions on the purchase, sale, subordination, use and transfer of spectrum licences, the cost and availability of spectrum and timing of spectrum allocation, and ongoing and future consultations and decisions on spectrum licensing and policy frameworks, auctions and allocation; draft legislation permitting the government to restrict the use in telecommunications networks of equipment made by specified companies, including Huawei and ZTE; draft legislation imposing new cybersecurity reporting requirements; the request by the Minister of Innovation, Science and Industry to telecommunications service providers, including TELUS, to improve network resiliency, along with CRTC proceedings to investigate network reliability and resiliency; potential limitations on international roaming fees and ancillary service fees; restrictions on non-Canadian ownership and control of the common shares of TELUS Corporation (Common Shares) and the ongoing monitoring of, and compliance with, such restrictions; unanticipated changes to the current copyright regime, which could impact obligations for internet service providers or broadcasting undertakings; our ability to comply with complex and changing regulation of the healthcare, virtual care, and medical devices industries in the jurisdictions in which we operate, including as an operator of health clinics; and risks related to the quality of care and provision of insured/uninsured services. The jurisdictions in which we operate, as well as the contracts that we enter into (particularly contracts entered into by TELUS International (Cda) Inc. (TELUS International or TI)), require us to comply with, or facilitate our clients’ compliance with, numerous, complex and sometimes conflicting legal regimes, both domestically and internationally. See TELUS International’s financial performance which impacts our financial performance below.

TELUS Corporation – Management’s discussion and analysis – 2023 Q1

●	Competitive environment including: our ability to continue to retain customers through an enhanced customer service experience that is differentiated from our competitors, including through the deployment and operation of evolving network infrastructure; intense competition, including the ability of industry competitors to successfully combine a mix of new service offerings, in some cases under one bundled and/or discounted monthly rate, along with their existing services; the success of new products, services and supporting systems, such as home automation, security and Internet of Things (IoT) services for internet-connected devices; continued intense competition across all services among telecommunications companies, cable companies, other communications companies and over-the-top (OTT) services, which, among other things, places pressures on current and future average revenue per subscriber per month (ARPU), cost of acquisition, cost of retention and churn rates for all services, as do market conditions, government actions, customer usage patterns, increased data bucket sizes or flat-rate pricing trends for voice and data, inclusive rate plans for voice and data, and availability of Wi-Fi networks for data; consolidation, mergers and acquisitions of industry competitors (including the acquisition of Shaw by Rogers and associated assets divested to Videotron) as well as any related regulatory actions; subscriber additions, losses and retention volumes; our ability to obtain and offer content on a timely basis across multiple devices on mobile and TV platforms at a reasonable cost as content costs per unit continue to grow; vertical integration in the broadcasting industry resulting in competitors owning broadcast content services, and timely and effective enforcement of related regulatory safeguards; TI’s ability to compete with professional services companies that offer consulting services, information technology companies with digital capabilities, and traditional contact centre and business process outsourcing companies that are expanding their capabilities to offer higher-margin and higher-growth digital services; in our TELUS Health business, our ability to compete with other providers of employee and family assistance programs, benefits administration, electronic medical records and pharmacy management products, claims adjudicators, systems integrators and health service providers, including competitors with a vertically integrated mix of health services delivery, IT solutions and related services, global providers that could achieve expanded Canadian footprints, and providers of virtual healthcare services, preventative health services and personal emergency response services; and in our TELUS Agriculture & Consumer Goods business, our ability to compete with focused software and IoT competitors.

●	Technology including: reduced utilization and increased commoditization of traditional fixed voice services (local and long distance) resulting from impacts of OTT applications and mobile substitution; a declining overall market for TV services, resulting in part from content piracy and signal theft, a rise in OTT direct-to-consumer video offerings and virtual multichannel video programming distribution platforms; the increasing number of households with only mobile and/or internet-based telephone services; potential decline in ARPU as a result of, among other factors, substitution by messaging and OTT applications; substitution by increasingly available Wi-Fi services; and disruptive technologies, such as OTT IP services, including software-defined networks in the business market that may displace or cause us to reprice our existing data services, and self-installed technology solutions.

Challenges to our ability to deploy technology including: high subscriber demand for data that challenges wireless networks and spectrum capacity levels and may be accompanied by increases in delivery cost; our reliance on information technology and our ability to continually streamline our legacy systems; the roll-out, anticipated benefits and efficiencies, and ongoing evolution of wireless broadband technologies and systems, including video distribution platforms and telecommunications network technologies, broadband initiatives (such as fibre-to-the-premises (FTTP), wireless small-cell deployment and 5G wireless); availability of resources and our ability to build out adequate broadband capacity; our reliance on wireless network access agreements, which have facilitated our deployment of mobile technologies; our choice of suppliers and those suppliers’ ability to maintain and service their product lines, which could affect the success of upgrades to, and evolution of, technology that we offer; supplier limitations and concentration and market power for products such as network equipment, TELUS TV® and mobile handsets; our expected long-term need to acquire additional spectrum capacity through future spectrum auctions and from third parties to address increasing demand for data, and our ability to utilize spectrum we acquire; deployment and operation of new fixed broadband network technologies at a reasonable cost and the availability and success of new products and services to be rolled out using such network technologies; network reliability and change management; and our deployment of self-learning tools and automation, which may change the way we interact with customers.

Capital expenditure levels and potential outlays for spectrum licences in auctions or purchases from third parties affect and are affected by: our broadband initiatives, including connecting more homes and businesses directly to fibre; our ongoing deployment of newer mobile technologies, including wireless small cells that can improve coverage and capacity; investments in network technology required to comply with laws and regulations relating to the security of cyber systems, including bans on the products and services of certain vendors; investments in network resiliency and reliability; the allocation of resources to acquisitions and future spectrum auctions held by Innovation, Science and Economic Development Canada (ISED), including the announcement of a second consultation on the auctioning of the 3800 MHz spectrum, which the Minister of Innovation, Science and Industry stated is expected to take place in 2023, and the millimetre wave spectrum auction, which is expected to commence in 2024. Our capital expenditure levels could be impacted if we do not achieve our targeted operational and financial results or if there are changes to our regulatory environment.

●	Operational performance and business combination risks including: our reliance on legacy systems and our ability to implement and support new products and services and business operations in a timely manner; our ability to manage the requirements of large enterprise deals; our ability to implement effective change management for system replacements and upgrades, process redesigns and business integrations (such as our ability in a timely manner to successfully complete and integrate acquisitions into our operations and culture, complete divestitures or establish partnerships and realize expected strategic benefits, including those following compliance with any regulatory orders); our ability to identify and manage new risks inherent in new service offerings that we may provide, including as a result of acquisitions, which could result in damage to our brand, our business in the relevant area or as a whole, and additional exposure to litigation or regulatory proceedings; our ability to effectively manage the growth of our infrastructure and integrate new team members; and our reliance on third-party cloud-based computing services to deliver our IT services.

●	Security and data protection including risks that malfunctions or unlawful acts could result in unauthorized access or change to, or loss or distribution of, data that may compromise the privacy of individuals and could result in financial loss and harm to our reputation and brand.

Security threats including intentional damage, unauthorized access or attempted access to our physical assets or our IT systems and network, or those of our customers or vendors, which could prevent us from providing reliable service or result in unauthorized access to our information or that of our customers.

TELUS Corporation – Management’s discussion and analysis – 2023 Q1

Business continuity events including: our ability to maintain customer service and operate our network in the event of human error or human-caused threats, such as cyberattacks and equipment failures that could cause various degrees of network outages; technical disruptions and infrastructure breakdowns; supply chain disruptions, delays and rising costs, including as a result of government restrictions or trade actions; natural disaster threats; extreme weather events; epidemics; pandemics (including the COVID-19 pandemic); political instability in certain international locations, including war and other geopolitical developments; information security and privacy breaches, including loss or theft of data; and the completeness and effectiveness of business continuity and disaster recovery plans and responses.

●	Our team including: recruitment, retention and appropriate training in a highly competitive industry (including retention of team members leading recent acquisitions in emerging areas of our business), the level of our employee engagement and impact on engagement or other aspects of our business or any unresolved collective agreements, including the future outcome of collective bargaining for new agreements with each of the Syndicat des agents de maîtrise de TELUS (SAMT) and the Syndicat québécois des employés de TELUS (SQET), following their expiry in 2022, our ability to maintain our unique culture as we grow, the risk that certain independent contractors in our business could be classified as employees, and the physical and mental health of our team, which are critical to engagement and productivity.

●	Environment, health and safety including: loss of employee work time as a result of illness or injury; public concerns related to radio frequency emissions; environmental issues including climate-related risks (such as extreme weather events and other natural hazards), waste and waste recycling, risks relating to fuel systems on our properties, changing government and public expectations regarding environmental matters and our responses; and challenges associated with epidemics or pandemics, including the COVID-19 pandemic and our response to it, which may add to or accentuate these factors.

Energy use including: our ability to identify, procure and implement solutions to reduce energy consumption and adopt cleaner sources of energy; our ability to identify and make suitable investments in renewable energy, including in the form of virtual power purchase agreements; our ability to continue to realize significant absolute reductions in energy use and the resulting greenhouse gas (GHG) emissions in our operations (in part as a result of programs and initiatives focused on our buildings and network); and other risks associated with achieving our goals to achieve carbon neutrality and reduce our GHG emissions by 2030.

●	Real estate matters including risks associated with our real estate investments, such as financing risks and uncertain future demand, occupancy and rental rates, especially during the COVID-19 pandemic.

●	Financing, debt and dividend requirements including: our ability to carry out financing activities, refinance our maturing debt, lower our net debt to EBITDA ratio to our objective range given the cash demands of spectrum auctions, and/or our ability to maintain investment-grade credit ratings. Our business plans and growth could be negatively affected if existing financing is not sufficient to cover our funding requirements.

Lower than planned free cash flow could constrain our ability to invest in operations, reduce leverage or return capital to shareholders, and could affect our ability to sustain our dividend growth program through 2025 and any further dividend growth programs. This program may be affected by factors such as the competitive environment, fluctuations in the Canadian economy or the global economy, our earnings and free cash flow, our levels of capital expenditures and spectrum licence purchases, acquisitions, the management of our capital structure, regulatory decisions and developments, and business continuity events. Quarterly dividend decisions are subject to assessment and determination by our Board of Directors based on our financial position and outlook. Common Shares may be purchased under our normal course issuer bid (NCIB) when and if we consider it opportunistic, based on our financial position and outlook, and the market price of our Common Shares. There can be no assurance that our dividend growth program or our NCIB will be maintained, unchanged and/or completed.

●	Tax matters including: interpretation of complex domestic and foreign tax laws by the relevant tax authorities that may differ from our interpretations; the timing and character of income and deductions, such as depreciation and operating expenses; tax credits or other attributes; changes in tax laws, including tax rates; tax expenses that are materially different than anticipated, including the taxability of income and deductibility of tax attributes or retroactive application of new legislation; elimination of income tax deferrals through the use of different tax year-ends for operating partnerships and corporate partners; and changes to the interpretation of tax laws, including those resulting from changes to applicable accounting standards or the adoption of more aggressive auditing practices by tax authorities, tax reassessments or adverse court decisions impacting the tax payable by us.

●	The economy including: the state of the economy in Canada, which may be influenced by economic and other developments outside of Canada, including potential outcomes of future policies and actions of foreign governments, as well as public and private sector, responses to pandemics; expectations regarding future interest rates; inflation; unemployment levels; immigration levels; effects of volatility in oil prices; effects of low business spending (such as reducing investments and cost structure); pension investment returns and factors affecting pension benefit obligations, funding and solvency discount rates; fluctuations in exchange rates of the currencies of various countries in which we operate; sovereign credit ratings and effects on the cost of borrowing; the impact of tariffs on trade between Canada and the United States; and global implications of the dynamics of trade relationships among major world economies.

Ability to successfully implement cost reduction initiatives and realize planned savings, net of restructuring and other costs, without losing customer service focus or negatively affecting business operations. Examples of these initiatives are: our operating efficiency and effectiveness program to drive improvements in financial results; business integrations; business product simplification; business process automation and outsourcing; offshoring and reorganizations; procurement initiatives; and real estate rationalization.

TELUS Corporation – Management’s discussion and analysis – 2023 Q1

●	Litigation and legal matters including: our ability to successfully respond to investigations and regulatory proceedings; our ability to defend against existing and potential claims and lawsuits (including intellectual property infringement claims and class actions based on consumer claims, data, privacy or security breaches and secondary market liability), or to negotiate and exercise indemnity rights or other protections in respect of such claims and lawsuits; and the complexity of legal compliance in domestic and foreign jurisdictions, including compliance with competition, anti-bribery and foreign corrupt practices laws.

●	Foreign operations and our ability to successfully manage operations in foreign jurisdictions, including managing risks such as currency fluctuations and exposure to various economic, international trade, political and other risks of doing business globally. See also Section 10.3 Regulatory matters and TELUS International’s financial performance which impacts our financial performance in our 2022 annual MD&A.

●	TELUS International’s financial performance which impacts our financial performance. Factors that may affect TI’s financial performance are described in TI’s public filings available on SEDAR and EDGAR and may include: intense competition from companies offering similar services; attracting and retaining qualified team members to support its operations; the inelasticity of TI’s labour costs relative to short-term movements in client demand could have adverse impacts on the business; TI’s ability to grow and maintain profitability if changes in technology or client expectations outpace service offerings and internal tools and processes; TI maintaining its culture as it grows; effects of economic and geopolitical conditions on its clients’ businesses and demand for its services; the significant portion of TI’s revenue that is dependent on a limited number of large clients; continued consolidation in many of the verticals in which TI offers services resulting in potential client loss; the adverse impact on TI’s business if certain independent contractors were classified as employees, and the costs associated with defending, settling or resolving any future lawsuits (including demands for arbitration) relating to the independent contractor classification; TI’s ability to successfully identify, complete, integrate and realize the benefits of acquisitions and manage associated risks; cyberattacks or unauthorized disclosure resulting in access to sensitive or confidential information and data of its clients or their end customers, which could have a negative impact on its reputation and client confidence; TI’s business not developing in ways it currently anticipates due to negative public reaction to offshore outsourcing, proposed legislation or otherwise; ability to meet client expectations regarding its content moderation services being adversely impacted due to factors beyond its control and its content moderation team members suffering adverse emotional or cognitive effects in the course of performing their work; and TI’s short history operating as a separate, publicly traded company. TELUS International’s primary functional and reporting currency is the U.S. dollar and the contribution to our consolidated results of positive results in our digitally-led customer experiences – TELUS International (DLCX) segment may be offset by any strengthening of the Canadian dollar (our reporting currency) compared to the U.S. dollar, the European euro, the Philippine peso and the currencies of other countries in which TI operates. The trading price of the subordinate voting shares of TI (TI Subordinate Voting Shares) may be volatile and is likely to fluctuate due to a number of factors beyond its control, including actual or anticipated changes in profitability; general economic, social or political developments; changes in industry conditions; changes in governance regulation; inflation; low trading volume; the general state of the securities markets; and other material events. TI may choose to publicize targets or provide other guidance regarding its business and it may not achieve such targets. Failure to do so could also result in a decline in the trading price of the TI Subordinate Voting Shares. A decline in the trading price of the TI Subordinate Voting Shares due to these or other factors could result in a decrease in the fair value of TI multiple voting shares held by TELUS.

These risks are described in additional detail in Section 9 General trends, outlook and assumptions, and regulatory developments and proceedings and Section 10 Risks and risk management in our 2022 annual MD&A. Those descriptions are incorporated by reference in this cautionary statement but are not intended to be a complete list of the risks that could affect the Company.

Many of these factors are beyond our control or outside of our current expectations or knowledge. Additional risks and uncertainties that are not currently known to us or that we currently deem to be immaterial may also have a material adverse effect on our financial position, financial performance, cash flows, business or reputation. Except as otherwise indicated in this document, the forward-looking statements made herein do not reflect the potential impact of any non-recurring or special items or any mergers, acquisitions, dispositions or other business combinations or transactions that may be announced or that may occur after the date of this document.

Readers are cautioned not to place undue reliance on forward-looking statements. Forward-looking statements in this document describe our expectations, and are based on our assumptions, as at the date of this document and are subject to change after this date. Except as required by law, we disclaim any intention or obligation to update or revise any forward-looking statements.

This cautionary statement qualifies all of the forward-looking statements in this MD&A.

TELUS Corporation – Management’s discussion and analysis – 2023 Q1

Management’s discussion and analysis (MD&A)

May 4, 2023

Contents

Section		Description
1.	Introduction	1.1 Preparation of the MD&A 1.2 The environment in which we operate 1.3 Consolidated highlights
2.	Core business and strategy
3.	Corporate priorities for 2023
4.	Capabilities

4.1 Principal markets addressed and competition

4.2 Operational resources

4.3 Liquidity and capital resources

4.4 Changes in internal control over financial reporting and limitations on scope of design

5.	Discussion of operations

5.1 General

5.2 Summary of consolidated quarterly results and trends

5.3 Consolidated operations

5.4 TELUS technology solutions segment

5.5 Digitally-led customer experiences – TELUS International segment

6.	Changes in financial position
7.	Liquidity and capital resources

7.1 Overview

7.2 Cash provided by operating activities

7.3 Cash used by investing activities

7.4 Cash provided by financing activities

7.5 Liquidity and capital resource measures

7.6 Credit facilities

7.7 Sale of trade receivables

7.8 Credit ratings

7.9 Financial instruments, commitments and contingent liabilities

7.10 Outstanding share information

7.11 Transactions between related parties

8.	Accounting matters	8.1 Critical accounting estimates and judgments 8.2 Accounting policy developments
9.	Update to general trends, outlook and assumptions, and regulatory developments and proceedings	9.1 Communications industry regulatory developments and proceedings
10.	Risks and risk management
11.	Definitions and reconciliations	11.1 Non-GAAP and other specified financial measures 11.2 Operating indicators

© 2023 TELUS Corporation. All rights reserved. The symbols TM and ® indicate trademarks owned by TELUS Corporation or its subsidiaries used under license. All other trademarks are the property of their respective owners.

TELUS Corporation – Management’s discussion and analysis – 2023 Q1

1.	Introduction

The forward-looking statements in this section, including, for example, estimates regarding economic growth, inflation, unemployment and housing starts, are qualified by the Caution regarding forward-looking statements at the beginning of this Management’s discussion and analysis (MD&A).

1.1 Preparation of the MD&A

The following sections are a discussion of our consolidated financial position and financial performance for the three-month period ended March 31, 2023, and should be read together with our March 31, 2023 condensed interim consolidated statements of income and other comprehensive income, statements of financial position, statements of changes in owners’ equity and statements of cash flows, and the related notes (collectively referred to as the interim consolidated financial statements). The generally accepted accounting principles (GAAP) that we use are International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) and Canadian GAAP. In this MD&A, the term IFRS refers to these standards. In our discussion, we also use certain non-GAAP and other specified financial measures to evaluate our performance, monitor compliance with debt covenants and manage our capital structure. These measures are defined, qualified and reconciled with their nearest GAAP measures, as required by National Instrument 52-112, Non-GAAP and Other Financial Measures Disclosure, in Section 11.1. All currency amounts are in Canadian dollars, unless otherwise specified.

Additional information relating to the Company, including our Annual Information Form and other filings with securities commissions or similar regulatory authorities in Canada, is available on SEDAR (sedar.com). Our information filed with or furnished to the Securities and Exchange Commission in the United States, including Form 40-F, is available on EDGAR (sec.gov). Additional information about our TELUS International (Cda) Inc. (TELUS International or TI) subsidiary, including discussion of its business and results, can be found in its public filings available on SEDAR and EDGAR.

Our disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is gathered and reported to senior management on a timely basis, so that appropriate decisions can be made regarding public disclosure. This MD&A and the interim consolidated financial statements were reviewed by our Audit Committee and authorized by our Board of Directors (Board) for issuance on May 4, 2023.

In this MD&A, unless otherwise indicated, results for the first quarter of 2023 (three-month period ended March 31, 2023) are compared with results for the first quarter of 2022 (three-month period ended March 31, 2022).

1.2 The environment in which we operate

The success of our business and the challenges we face can best be understood with reference to the environment in which we operate, including broader economic factors that affect our customers and us, and the competitive nature of our business operations.

TELUS technology solutions (TTech)

Across TTech, we are leveraging our leading technology and compassion to enable remarkable human outcomes. Our long-standing commitment to putting our customers first across the full range of our solutions spanning mobile, data, IP, voice, television, entertainment, video and security, delivered over our award-winning networks, has made us a distinct leader in customer service excellence and loyalty. The accolades we have earned over the years from independent, industry-leading network insight firms highlight the speed, reliability and expansiveness of our leading networks, reinforcing our commitment to provide Canadians with access to superior technology that connects us to the people, resources and information that matter most. The healthcare industry continues to move toward digitization of everyday functions within the healthcare ecosystem. We are helping Canadians and others live healthier lives by leveraging technology that enables access to health information and delivers improved health outcomes with solutions such as employer-focused healthcare. We are also developing innovative technology solutions to help feed the world, putting data to work for customers in the agriculture, food and consumer goods sectors. This efficient and effective collaboration helps ensure the quality and safety of food and consumer goods.

Digitally-led customer experiences – TELUS International (DLCX)

Technology is transforming the way businesses interact with their customers at an accelerating pace and scale and, across industries, customer experience has become a critically important competitive differentiator. DLCX clients and their customers have more information and more choices than ever before, and their expectations surrounding brand experiences and the speed at which companies must process and respond to customer interactions are changing rapidly. The proliferation of mobile devices, social media platforms and other methods of digital interaction has enabled customers to access information 24/7 and engage with companies through multiple digital channels. The COVID-19 pandemic had further accelerated the use of digital channels as the first, and sometimes only, point of customer interaction. Customers value a consistent and personalized experience across every channel when interacting with the companies that serve them. Businesses face pressure to engage with their customers across digital and human channels, and seek to do so by combining technology with an authentic human experience that demonstrates a genuine commitment to customer satisfaction.

TELUS Corporation – Management’s discussion and analysis – 2023 Q1

Economic estimates

Our estimates regarding our economic and operational environment, including economic growth, inflation, unemployment and housing starts, serve as important inputs for the assumptions on which our targets are based. The extent of the impact these estimates will have on us, and the timing of that impact, will depend upon the actual outcomes in specific sectors of the Canadian economy.

	Economic growth			Inflation			Unemployment			Housing starts
	(percentage points)			(percentage points)			(percentage points)			(thousands of units)
	Estimated gross domestic product (GDP) growth rates		Our estimated GDP growth rates[1]	Estimated inflation rates		Our estimated annual inflation rates[1]	Unemployment rates		Our estimated annual unemployment rates[1]	Seasonally adjusted annual rate of housing starts[2]		Our estimated annual rate of housing starts on an unadjusted basis[1]
							For the month of			For the month of
							March	March		March	March
	2023		2023	2023		2023	20233	20223	2023	2023	2022	2023
Canada	1.4	[4]	0.9	3.5	[4]	3.6	5.0	5.3	5.6	214	246	225
B.C.	0.4	[5]	0.5	3.9	[5]	3.6	4.5	5.1	5.2	52	33	42
Alberta	2.8	[5]	1.9	3.3	[5]	3.4	5.7	6.5	6.0	27	32	34
Ontario	0.2	[5]	0.5	3.6	[5]	3.5	5.1	5.3	5.8	80	88	80
Quebec	0.6	[5]	0.4	3.5	[5]	3.7	4.2	4.1	4.6	35	70	49

1	Assumptions are as of April 14, 2023 and are based on a composite of estimates from Canadian banks and other sources.
2	Source: Statistics Canada. Table 34-10-0158-01 Canada Mortgage and Housing Corporation, housing starts, all areas, Canada and provinces, seasonally adjusted at annual rates, monthly (x 1,000).
3	Source: Statistics Canada Labour Force Survey, March 2023 and March 2022, respectively.
4	Source: Bank of Canada Monetary Policy Report, April 2023.
5	Source: British Columbia Ministry of Finance, Budget and fiscal plan, 2023/24 – 2025/26, February 28, 2023; Alberta Ministry of Treasury Board and Finance, 2023 – 26 Fiscal Plan, February 28, 2023; Ontario Ministry of Finance, 2023 Budget: Building a Strong Ontario, March 2023; and Ministère des Finances du Quebec, Budget 2023 – 2024, March 2023, respectively.

1.3 Consolidated highlights

WillowTree acquisition

On October 27, 2022, we announced a definitive agreement to acquire WillowTree, a full-service digital product provider focused on end-user experiences, such as native mobile applications and unified web interfaces. On January 3, 2023, subsequent to the satisfaction of the closing conditions, WillowTree was acquired through TELUS International and is consolidated in our DLCX segment. The acquisition brings key talent and diversity to DLCX’s portfolio of next-generation solutions, and further augments its digital consulting and client-centric software development capabilities.

Collective bargaining

In October 2021, we commenced collective bargaining with the Telecommunications Workers Union, United Steelworkers Local 1944 (TWU), to renew the collective agreement that expired on December 31, 2021. In early March 2023, we reached a tentative agreement with the TWU. The tentative agreement was subject to ratification by members of the TWU. On March 17, 2023, the TWU and ourselves announced that the ratification process had been completed with a significant majority of TWU members who cast their ballots voting to accept the tentative agreement. The new four-year collective agreement with the TWU is effective from April 16, 2023 to March 31, 2027, and covers more than 6,500 team members nationally.

Long-term debt issue

On March 23, 2023, we announced an offering of $500 million of senior unsecured 4.95% Notes, Series CAJ. The notes were issued on March 28, 2023 and will mature on March 28, 2033. This is our fourth sustainability-linked bond (SLB) offering to date, issued pursuant to our SLB framework announced on June 14, 2021. This note affirms us as having the largest Canadian SLB program in the Canadian fixed income market and demonstrates our global leadership in social capitalism. The net proceeds from this offering will be used for the repayment of outstanding indebtedness, including the repayment of commercial paper and the reduction of cash amounts under an arm’s-length securitization trust, and for other general corporate purposes.

TELUS Corporation – Management’s discussion and analysis – 2023 Q1

Consolidated highlights

Three-month periods ended March 31 ($ millions, except footnotes and unless noted otherwise)	2023	2022	Change

Consolidated statements of income
Operating revenues and other income	4,964	4,282	15.9%
Operating income	599	727	(17.6)%
Income before income taxes	279	548	(49.1)%
Net income	224	404	(44.6)%
Net income attributable to Common Shares	217	385	(43.6)%
Adjusted Net income[1]	386	415	(7.0)%

Earnings per share (EPS) ($)
Basic EPS	0.15	0.28	(46.4)%
Adjusted basic EPS[1]	0.27	0.30	(10.0)%
Diluted EPS	0.15	0.28	(46.4)%
Dividends declared per Common Share ($)	0.3511	0.3274	7.2%

Basic weighted-average Common Shares outstanding (millions)	1,439	1,376	4.6%
Consolidated statements of cash flows
Cash provided by operating activities	761	1,135	(33.0)%

Cash used by investing activities	(2,333)	(1,199)	94.6%
Acquisitions	(1,262)	(127)	n/m
Capital expenditures[2]	(713)	(833)	(14.4)%

Cash provided by financing activities	1,475	115	n/m
Other highlights
Telecom subscriber connections[3] (thousands)	18,236	17,001	7.3%
Earnings before interest, income taxes, depreciation and amortization[1] (EBITDA)	1,621	1,569	3.3%
EBITDA margin[1] (%)	32.7	36.6	(3.9	) pts.
Restructuring and other costs	159	39	n/m
Adjusted EBITDA[1]	1,779	1,608	10.7%
Adjusted EBITDA margin[1] (%)	35.9	37.6	(1.7	) pts.
Free cash flow[1]	535	415	28.9%
Net debt to EBITDA – excluding restructuring and other costs[1] (times)	3.85	3.18	0.67

Notations used in MD&A: n/m – not meaningful; pts. – percentage points.

1	These are non-GAAP and other specified financial measures. See Section 11.1 Non-GAAP and other specified financial measures.

2	Capital expenditures include assets purchased, excluding right-of-use lease assets, but not yet paid for. Consequently, capital expenditures differ from Cash payments for capital assets, excluding spectrum licences, as reported in the interim consolidated financial statements. Refer to Note 31 of the interim consolidated financial statements for further information.

3	The sum of active mobile phone subscribers, connected device subscribers, internet subscribers, residential voice subscribers, TV subscribers and security subscribers, measured at the end of the respective periods based on information in billing and other source systems. During the second quarter of 2022, we adjusted our cumulative security subscriber connections to add approximately 75,000 subscribers as a result of a business acquisition. Effective January 1, 2023, on a prospective basis, we adjusted our mobile phone and connected device subscriber bases to remove 50,000 subscribers and add 82,000 subscribers, respectively, due to a review of our subscriber bases. Effective January 1, 2023, on a prospective basis, we adjusted our internet subscriber base to add 70,000 subscribers as a result of business acquisitions.

Operating highlights

●	Consolidated Operating revenues and other income increased by $682 million in the first quarter of 2023.

Service revenues increased by $580 million in the first quarter of 2023. TTech service revenue growth was driven by growth in health services revenues inclusive of our acquisition of LifeWorks on September 1, 2022, higher mobile network revenues and an increase in fixed data service revenues. Increased DLCX revenues resulted from growth from expanded services for existing clients and growth from new clients, including new clients from our acquisition of WillowTree.

Equipment revenues increased by $89 million in the first quarter of 2023, driven by higher mobile equipment revenues, in addition to growth in fixed equipment revenues.

Other income increased by $13 million in the first quarter of 2023, reflecting a decrease in provisions arising from settlement of business acquisition-related written put options, partly offset by lower reversals of provisions for contingent consideration related to business acquisitions.

TELUS Corporation – Management’s discussion and analysis – 2023 Q1

For additional details on Operating revenues and other income, see Section 5.4 TELUS technology solutions segment and Section 5.5 Digitally-led customer experiences – TELUS International segment.

●	Operating income decreased by $128 million in the first quarter of 2023. (See Section 5.3 Consolidated operations for additional details.)

EBITDA, which includes restructuring and other costs and other equity (income) losses related to real estate joint ventures, increased by $52 million in the first quarter of 2023.

Adjusted EBITDA, which excludes restructuring and other costs and other equity income related to real estate joint ventures, increased by $171 million in the first quarter of 2023. This reflected: (i) higher mobile network revenues; (ii) increased fixed data service margins; (iii) the EBITDA contribution from our acquisition of LifeWorks on September 1, 2022; and (iv) an increase in our DLCX segment contribution, largely from the acquisition of WillowTree. These factors were partly offset by: (i) higher costs related to the scaling of our digital capabilities; (ii) merit-based compensation increases; and (iii) declining TV and fixed legacy voice margins. (See Section 5.3 Consolidated operations for additional details.)

●	Income before income taxes decreased by $269 million in the first quarter of 2023 as a result of higher Financing costs and lower Operating income. The increase in Financing costs largely resulted from greater interest on long-term debt, excluding lease liabilities. (See Financing costs in Section 5.3.)

●	Income tax expense decreased by $89 million in the first quarter of 2023. The effective income tax rate decreased from 26.3% to 19.8% in the first quarter of 2023, largely due to a lower weighted average statutory income tax rate resulting from a decreased portion of income earned in jurisdictions with higher statutory income tax rates, in addition to an increase in non-taxable amounts.

●	Net income attributable to Common Shares decreased by $168 million in the first quarter of 2023, reflecting the after-tax impacts of lower Operating income and higher Financing costs.

Adjusted Net income excludes the effects of restructuring and other costs, income tax-related adjustments, other equity income related to real estate joint ventures and virtual power purchase agreements unrealized change in forward element. Adjusted Net income decreased by $29 million or 7.0% in the first quarter of 2023.

●	Basic EPS decreased by $0.13 or 46.4% in the first quarter of 2023, reflecting the after-tax impacts of lower Operating income and higher Financing costs, as well as the effect of a higher number of Common Shares outstanding.

Adjusted basic EPS excludes the effects of restructuring and other costs, income tax-related adjustments, other equity income related to real estate joint ventures and virtual power purchase agreements unrealized change in forward element. Adjusted basic EPS decreased by $0.03 or 10.0% in the first quarter of 2023.

●	Dividends declared per Common Share were $0.3511 in the first quarter of 2023, an increase of 7.2% from one year earlier. On May 3, 2023, the Board declared a second quarter dividend of $0.3636 per share on our issued and outstanding Common Shares, payable on July 4, 2023, to shareholders of record at the close of business on June 9, 2023. The second quarter dividend increased by $0.0250 per share or 7.4% from the $0.3386 per share dividend declared one year earlier, consistent with our multi-year dividend growth program described in Section 4.3 Liquidity and capital resources.

●	During the 12-month period ended on March 31, 2023, our total telecom subscriber connections increased by 1,235,000 or 7.3%. This reflected an increase of 3.8% in mobile phone subscribers, 21.5% in connected device subscribers, 9.4% in internet subscribers, 4.6% in TV subscribers and 20.5% in security subscribers, partly offset by a decline of 2.2% in residential voice subscribers. (See Section 5.4 TELUS technology solutions segment for additional details.)

Liquidity and capital resource highlights

●	Cash provided by operating activities decreased by $374 million in the first quarter of 2023, primarily driven by other working capital changes and an increase in interest paid. These factors were partially offset by lower restructuring and other disbursements and growth in EBITDA. (See Section 7.2 Cash provided by operating activities.)

●	Cash used by investing activities increased by $1,134 million in the first quarter of 2023, largely attributable to the acquisition of WillowTree. Capital expenditures decreased by $120 million in the first quarter of 2023, primarily due to a planned slowdown of our fibre and wireless network build consistent with 2023 build targets, when compared to accelerated investments in the first quarter of 2022. (See Section 7.3 Cash used by investing activities.)

TELUS Corporation – Management’s discussion and analysis – 2023 Q1

●	Cash provided by financing activities increased by $1,360 million in the first quarter of 2023, primarily reflecting an increase in our issuances of long-term debt, net of redemptions and repayment in addition to an increase in short-term borrowings. (See Section 7.4 Cash provided by financing activities.)

●	Net debt to EBITDA – excluding restructuring and other costs ratio was 3.85 times at March 31, 2023, up from 3.18 times at March 31, 2022, as the effect of the increase in net debt exceeded the effect of the increase in EBITDA – excluding restructuring and other costs. As at March 31, 2023, the acquisition of spectrum licences increased the ratio by approximately 0.47 and business acquisitions over the past 12 months increased the ratio by approximately 0.32. (See Section 4.3 Liquidity and capital resources and Section 7.5 Liquidity and capital resource measures.)

●	Free cash flow increased by $120 million in the first quarter of 2023, primarily reflecting lower capital expenditures and lower restructuring and other disbursements, partly offset by an increase in cash interest paid. Our definition of free cash flow, for which there is no industry alignment, is unaffected by accounting changes that do not impact cash, such as IFRS 15 and IFRS 16.

2.	Core business and strategy

Our core business and our strategic imperatives were described in our 2022 annual MD&A.

3.	Corporate priorities for 2023

Our annual corporate priorities are used to advance our long-term strategic imperatives and address near-term opportunities and challenges. The following table provides a discussion of activities and initiatives that relate to our 2023 corporate priorities.

Elevating our customers, communities and social purpose by honouring our brand promise, Let’s make the future friendly™

●     In January 2023, we were named to the Corporate Knights 2023 Global 100 Most Sustainable Corporations in the World as the top North American telecommunications company ranking 37th overall; our 11th time being named since inception of the recognition in 2005.

●     In February 2023, our global TELUS family announced an unprecedented $125 million in 2022 community giving, through cash, in-kind contributions, time and programs to support youth and build stronger communities. Since 2000, our extended TELUS family has provided $1.5 billion in cash, in-kind contributions, time and programs, including 2 million days of volunteering.

●     Throughout the first quarter of 2023, we continued to leverage our Connecting for Good® programs to provide support for marginalized individuals. In line with our commitment to enable human connections and bridge digital divides, we have provided support for 364,000 individuals since the launch of our programs.

●     During the quarter, we welcomed 1,900 new households to our Internet for Good® program. Since we launched the program in 2016, more than 48,500 households and 155,000 low-income family members and seniors, in-need persons with disabilities and youth leaving foster care have all benefited from subsidized internet.

●     Our Mobility for Good® program offers free or subsidized smartphones and mobile phone rate plans to all youth aging out of foster care and to qualifying low-income seniors across Canada. In the quarter, we added over 1,950 youth, seniors and other marginalized individuals to the program. Since we launched Mobility for Good in 2017, the program has provided support for 45,000 persons.

●     Our Health for Good® mobile health clinics, now serving 24 communities across Canada, supported 14,000 patient visits during the quarter. Since the program’s inception, we have facilitated more than 157,000 patient visits, bringing primary and mental healthcare to individuals experiencing homelessness.

●     In March 2023, we expanded our Health for Good program to support women in need of mental health services by providing free access to TELUS Health MyCare™ counselling services. Partnering with three women-focused charities – Dress for Success Vancouver, Mamas for Mamas and YWCA Metro Vancouver – we will provide over 1,000 free counselling sessions per year to women in B.C., Alberta, Saskatchewan and Ontario.

●     During the quarter, our Tech for Good® program provided access to personalized one-on-one training, support and customized recommendations on mobile devices and related assistive technology and/or access to discounted mobile plans for over 450 Canadians living with disabilities. Since the program’s inception in 2017, we have provided professional assistance for nearly 7,000 Canadians living with disabilities to help them independently use or control their mobile device and the TELUS Wireless Accessibility Discount.

●     We continued to help individuals stay safe in our digital world through our TELUS Wise® program. During the first three months of 2023, 45,000 individuals in Canada and beyond participated in virtual TELUS Wise workshops and events to improve digital literacy and online safety, bringing our cumulative participation to more than 600,000 individuals since the program launched in 2013.

●     TELUS Friendly Future Foundation® (TFFF) and Canadian TELUS Community Boards are continuing to direct all financial support to charitable initiatives that help youth and marginalized populations. During its first quarter, TFFF had a direct impact on the lives of more than 300,000 youth by granting $2.1 million to 173 projects delivered by registered charities. Since its inception in 2018, TFFF has provided $38 million in cash donations to our communities, helping 14 million youth reach their full potential.

●     In February 2023, TFFF launched its $1 million Livable Communities for our Youth Challenge, providing funding to improve the lives of youth by connecting innovative entrepreneurs to Canadian charities.

●     Our Canadian and global TELUS Community Boards entrust local leaders to make recommendations on the allocation of local grants. These grants support registered charities that offer health, education or technology programs that help youth thrive. Since 2005, our 19 TELUS Community Boards have contributed $102 million in cash donations to more than 9,000 initiatives, providing resources and support for underserved citizens, especially young people, around the world.

●     During the first quarter of 2023, we enabled $600,000 in community giving, through cash and in-kind contributions, from our global TELUS family, our team members and customers, as well as TFFF, to support earthquake relief in Türkiye and Syria.

●     During the first three months of 2023, TELUS Pollinator Fund for Good™ closed a Series A investment into Flash Forest, a Canadian reforestation company with a mission to plant one billion trees. Our Pollinator investments total $40 million across 26 socially innovative companies, with 42% led by women and 54% led by Indigenous or racialized founders since inception in 2020.

●     During the quarter, the Pollinator Fund was awarded Funder of the Year at the 2023 B.C. Cleantech Awards for supporting cleantech ventures as they grow and scale.

●     We were recognized by Mediacorp Canada Inc. in the first quarter of 2023 as one of: Canada’s Top Employers for Young People (2023) in January and Canada’s Best Diversity Employers (2023) in March.

●     Our renewable energy virtual power purchase agreements, including three solar facilities and one wind facility in Alberta, produced 80 GWh of electricity in the first quarter of 2023.

●     During the ice storms in Ontario and Quebec in early April, we helped support impacted residents enabling approximately $400,000 in relief efforts through cash and in-kind contributions by distributing emergency kits with portable power suppliers and chargers as well as expediting network repairs. Additionally, we waived data overage fees, and, together with TELUS Friendly Future Foundation, also donated $25,000 cash (included above) to local food banks.

Leveraging TELUS’ world-leading technology to drive superior growth across mobile, home and business services

●     In independent global analytics company Opensignal’s 2023 Canada Mobile Network Experience Report released in February 2023, we were recognized as winning outright for Core Consistent Quality and Voice App Experience, and tying for first place in Excellent Consistent Quality, Games Experience, Upload Speed Experience and 4G Coverage Experience. Additionally, in Opensignal’s 2023 Canada 5G Experience Report, also released in February 2023, we won outright for 5G Video Experience and tied for first in 5G Availability, 5G Reach, 5G Games Experience and 5G Voice App Experience. These results made us Canada’s most awarded network by Opensignal for the 12th consecutive time.

●     In March 2023, U.S.-based PCMag published their Readers’ Choice Awards 2023 and Business Choice Awards 2023 for their Best Mobile Phones and Service Providers in North America study. The awards, based entirely on reader rankings, rate overall satisfaction with major and mobile virtual network operator (MVNO) carriers in Canada. TELUS won both the Readers’ Choice and Business Choice Awards for Major Carrier and Public Mobile won the Readers’ Choice Award for MVNOs in Canada.

●     In January 2023, we announced a partnership with the University of Windsor to launch a 5G-connected campus and commercial lab to support advanced research with 5G technology and establish the university as a go-to centre for innovation. The collaboration will support multidisciplinary research in the agriculture, advanced manufacturing, and connected and autonomous vehicles sectors.

●     In February 2023, we announced a new collaboration with Amazon Web Services, Inc. (AWS) to create a new TELUS smart living solution that will use the latest advancements in cloud technologies, Internet of Things (IoT), machine learning and artificial intelligence to create automation experiences using all of a customer’s connected devices. The smart living solution will reduce the complexity of installing and managing connected home devices and services from multiple vendors, device manufacturers and service providers.

Scaling our innovative digital capabilities in TELUS Health and TELUS Agriculture & Consumer Goods to build assets of consequence

TELUS Health

●     In January 2023, the Canadian Centre for Agricultural Wellbeing welcomed TELUS Health as the exclusive provider for mental health services. These services will help break down barriers to mental health support for farmers who may not have considered reaching out for help before, such as when experiencing catastrophic events, as well as for farmers who do not have access to provincial and federal programming.

TELUS Corporation – Management’s discussion and analysis – 2023 Q1

●     In January 2023, the Canadian Men’s Health Foundation (CMHF) expanded its MindFit Toolkit to support more men with anxiety and depression. CMHF is working with TELUS Health MyCare counsellors to help men and their families improve their mental wellness. MindFit Toolkit will offer men up to three virtual counselling sessions at a reduced rate or at no cost for those who qualify.

●     In April 2023, TELUS Health brought virtual veterinary care to dogs and cats in Ontario with TELUS Health MyPet, a virtual pet care platform bringing experienced local veterinarians together with dog and cat owners to provide care for a range of health issues, from nutritional management and parasite control to behavioural challenges and prescription of certain medications. This follows the initial August 2022 launch of TELUS Health MyPet in B.C.

●     In April 2023, The Hazelden Betty Ford Foundation and TELUS Health announced a collaboration to expand access to substance use disorder treatment for people across the United States and Canada. The collaboration will introduce substance use disorder-specific programming to TELUS Health’s AbilitiCBT solution that is currently being used by corporations, healthcare institutions and health insurance companies.

TELUS Agriculture & Consumer Goods

●     In the first quarter of 2023, Ignition by TELUS, our supply chain software division, announced that it was a recipient of the Food Logistics 2022 Top Software & Technology Providers award. This award recognizes companies that aim to not only curb supply chain disruptions but also promote supply chain resilience, ensuring a safe, efficient and reliable global cold food and beverage supply chain.

Scaling our innovative digital capabilities in TELUS International to build an asset of consequence

●     As described in Section 1.3, we closed our acquisition of WillowTree in January 2023. WillowTree, a full-service digital product provider that is focused on end-user experiences, brings key tech talent and capabilities to TELUS International’s portfolio of next-generation solutions, and further augments its digital consulting and innovative client-centric software development capabilities. Additionally, WillowTree enhances TI’s ability to accelerate TELUS’ own ongoing digital transformation and support key product development across our business, particularly within health and agriculture and consumer goods.

●     In April 2023, TI published its first stand-alone sustainability report, outlining its environmental, social and governance priorities, strategy and progress.

●     TI continued to enhance its board of directors by welcoming two new directors, thereby increasing the board’s diversity, increasing the number of independent directors and exceeding its goal of having 30% female representation prior to its 2023 annual general meeting of shareholders.

●     For the fifth consecutive year, TI was named a winner of the 2023 Achievers 50 Most Engaged Workplaces Award. This award recognizes top employers who display leadership and innovation in employee engagement.

●     For the seventh consecutive year, TI was named on IAOP’s Global Outsourcing 100 list. This list reflects the best outsourcing providers across categories of size and growth, customer references, awards and certifications, programs for innovation and corporate social responsibility.

4.	Capabilities

The forward-looking statements in this section, including statements regarding our dividend growth program and our financial objectives in Section 4.3, are qualified by the caution regarding forward-looking statements at the beginning of this MD&A.

4.1 Principal markets addressed and competition

For a discussion of our principal markets and an overview of competition, refer to Section 4.1 in our 2022 annual MD&A.

4.2 Operational resources

TELUS technology solutions (TTech)

From mid-2013 through March 31, 2023, we have invested more than $7.2 billion to acquire wireless spectrum licences in spectrum auctions and other private transactions. This has more than doubled our national spectrum holdings in support of our top priority to put customers first.

Mobile data consumption has been increasing rapidly and is expected to continue growing at a fast rate as the industry transitions to 5G. We have responded by investing in the coverage, capacity, performance and reliability of our network to ensure that we are able to support additional data consumption and growth in our mobile subscriber base in a geographically diverse country, while maintaining the high quality of our network. This includes investments in wireless small cells connected directly to our fibre technology to improve coverage and capacity utilized in our 5G network launch.

As at March 31, 2023, our 4G LTE technology covered 99% of Canada’s population, consistent with March 31, 2022. We have continued to invest in the roll-out of our LTE advanced technology, which covered over 95% of Canada’s population at March 31, 2023, consistent with one year earlier. Furthermore, our 5G network, covered approximately 83% of Canada’s population at March 31, 2023, up from 74% at March 31, 2022.

TELUS Corporation – Management’s discussion and analysis – 2023 Q1

We are continuing to invest in urban and rural communities across B.C., Alberta and Eastern Quebec with commitments to deliver broadband technology capabilities to as many Canadians in these communities as possible, including expanding our fibre footprint by connecting more homes and businesses directly to fibre in these communities. In addition, we have increased broadband internet speeds, expanded our IP TV video-on-demand library and high-definition content, including 4K TV and 4K HDR capabilities, and enhanced the marketing of data products and bundles resulting in improved churn rates. Our fibre technology is also an essential component of our wireless access technology and has enabled our 5G deployment. Our home and business security integrates safety and security monitoring with smart devices.

Within our digital health solutions, our core areas of focus in the global marketplace are: employers (small, medium and large enterprise), payors (both insurers and public sector), providers (including physicians, clinicians, pharmacists) and consumer solutions. We offer a variety of integrated health and well-being products, solutions and services, including virtual care (comprehensive primary care, mental health support, wellness offerings for employees and individuals, pet care), remote patient monitoring and personal emergency response services, medication management (virtual pharmacy, pharmacy management systems), health records management (personal health records, electronic medical records (EMR)), claims management solutions, and the curation of health content. Upon our acquisition of LifeWorks, we expanded the global footprint of TELUS Health, primarily with respect to employer and employee-focused well-being. This includes well-being, health and productivity solutions (including employee and family assistance programs (EFAP), internet-based cognitive behavioural therapy (iCBT) and absence and disability management), corporate reward, recognition and perks programs, pension and benefits administrative solutions, and retirement and financial solutions.

Our agriculture and consumer goods solutions include agronomy record-keeping and recommendations, rebate management services, supplier management, animal health solutions, food traceability and quality assurance, cold chain tracking, data management solutions and software solutions for trade promotion management, optimization and analytics (TPx), retail execution, supply chain solutions and analytics capabilities

Digitally-led customer experiences – TELUS International (DLCX)

Our DLCX segment offers services that support the full lifecycle of our clients’ digital transformation journeys. We enable our clients to more quickly embrace next-generation digital technologies to deliver better business outcomes. The solutions and services offered are relevant across multiple markets, including information technology (IT) services for digital transformation of customer experience systems and digital customer experience management.

Our DLCX segment has built an agile delivery model with global scale to support next-generation, digitally-led customer experiences. Substantially all of the delivery locations are connected through a carrier-grade infrastructure backed by cloud technologies, enabling globally distributed and virtualized teams. The interconnectedness of our DLCX teams and ability to seamlessly shift interactions between physical and digital channels enables our DLCX teams to tailor our delivery strategy to clients’ evolving needs.

4.3 Liquidity and capital resources

Capital structure financial policies

Our objective when managing financial capital is to maintain a flexible capital structure that optimizes the cost and availability of capital at acceptable risk.

In our definition of financial capital, we include Common equity (excluding Accumulated other comprehensive income), Non-controlling interests, Long-term debt (including long-term credit facilities, commercial paper backstopped by long-term credit facilities and any hedging assets or liabilities associated with Long-term debt items, net of amounts recognized in Accumulated other comprehensive income), Cash and temporary investments, and Short-term borrowings, including those arising from securitized trade receivables.

We manage our financial capital structure and make adjustments to it in light of changes in economic conditions and the risk characteristics of our business. In order to maintain or adjust our financial capital structure, we may adjust the amount of dividends paid to holders of Common Shares, purchase Common Shares for cancellation pursuant to normal course issuer bid (NCIB) programs, issue new shares (including Common Shares and TELUS International Subordinate Voting Shares), issue new debt, issue new debt to replace existing debt with different characteristics, and/or increase or decrease the amount of trade receivables sold to an arm’s-length securitization trust.

We monitor financial capital utilizing a number of measures, including net debt to EBITDA – excluding restructuring and other costs ratio, coverage ratios and dividend payout ratios. (See definitions in Section 11.1 Non-GAAP and other specified financial measures.)

TELUS Corporation – Management’s discussion and analysis – 2023 Q1

Financing and capital structure management plans

Report on financing and capital structure management plans

Pay dividends to the holders of the common shares of TELUS Corporation (Common Shares) under our multi-year dividend growth program

●     In May 2022, we announced our intention to target ongoing semi-annual dividend increases, with the annual increase in the range of 7 to 10% from 2023 through to the end of 2025, thereby extending the policy first announced in May 2011. Notwithstanding this target, dividend decisions will continue to be subject to our Board’s assessment and the determination of our financial position and outlook on a quarterly basis. Our long-term Common Share dividend payout ratio guideline is 60 to 75% of free cash flow on a prospective basis. (See Section 7.5 Liquidity and capital resource measures.) There can be no assurance that we will maintain a dividend growth program or that it will be unchanged through 2025. (See Caution regarding forward-looking statements – Lower than planned free cash flow could constrain our ability to invest in operations, reduce leverage or return capital to shareholders, and could affect our ability to sustain our dividend growth program through 2025 and any further dividend growth programs and Section 10.14 Financing, debt and dividends in our 2022 annual MD&A.)

●     On May 3, 2023, the Board elected to declare a second quarter dividend of $0.3636 per share, payable on July 4, 2023, to shareholders of record at the close of business on June 9, 2023. The second quarter dividend for 2023 reflects a cumulative increase of $0.0250 per share or 7.4% from the $0.3386 per share dividend declared one year earlier.

●     Our dividend reinvestment and share purchase (DRISP) plan trustee acquired shares from Treasury for the DRISP plan, rather than acquiring Common Shares in the stock market. We may, at our discretion, offer Common Shares at a discount of up to 5% from the market price under the DRISP. Effective with the dividends paid beginning on October 1, 2019, we offered Common Shares from Treasury at a discount of 2%. During the first quarter of 2023, for the dividends paid on January 3, 2023, our DRISP plan trustee acquired from Treasury approximately 7 million dividend reinvestment Common Shares for $184 million. For the dividends paid on April 3, 2023, the DRISP participation rate, calculated as the DRISP investment of $186 million (including the employee share purchase plan) as a percentage of gross dividends, was approximately 37%.

●     TELUS International currently intends to retain all available funds and any future earnings to support operations and to finance the growth and development of its business.

Purchase Common Shares ● During the three-month period ending March 31, 2023, and up to the date of this MD&A, we did not purchase or cancel any shares pursuant to our 2023 NCIB.

Use proceeds from securitized trade receivables (Short-term borrowings), bank facilities and commercial paper as needed, to supplement free cash flow and meet other cash requirements

●     Our issued and outstanding commercial paper was $1.9 billion at March 31, 2023, all of which was denominated in U.S. dollars (US$1.4 billion), compared to $1.5 billion (US$1.1 billion) at December 31, 2022, and $1.4 billion (US$1.1 billion) at March 31, 2022.

●     Net draws due to a syndicate of financial institutions (excluding TELUS Corporation) on the TI credit facility were US$1.6 billion at March 31, 2023, compared to US$689 million at December 31, 2022, and US$818 million at March 31, 2022. The TI credit facility is non-recourse to TELUS Corporation.

●     Proceeds from securitized trade receivables were $589 million at March 31, 2023, compared to $100 million at both December 31, 2022 and March 31, 2022.

Maintain compliance with financial objectives

●     Maintain investment-grade credit ratings – On May 4, 2023, investment-grade credit ratings from the four rating agencies that cover TELUS were in the desired range. (See Section 7.8 Credit ratings.)

●     Net debt to EBITDA – excluding restructuring and other costs ratio of 2.20 to 2.70 times – As measured at March 31, 2023, this ratio was 3.85 times, outside of the objective range, primarily due to the acquisition of spectrum licences (as spectrum is our largest indefinite life asset) and business acquisitions. Given the cash demands of the 600 MHz auction in 2019, the 3500 MHz auction in 2021 and upcoming spectrum auctions in 2023 and 2024, the assessment of the guideline and timing of return to the objective range remains to be determined; however, it is our intent to return to a ratio below 2.70 times in the medium term (following the spectrum auction in 2021, and the spectrum auctions upcoming in 2023 and 2024), consistent with our long-term strategy. (See Section 7.5 Liquidity and capital resource measures.)

●     Common Share dividend payout ratio of 60 to 75% of free cash flow on a prospective basis – Our objective range is on a prospective basis. The Common Share dividend payout ratio[1] we present in this MD&A is a historical measure utilizing the dividends declared in the most recent four quarters, net of dividend reinvestment plan effects, and free cash flow, and is disclosed for illustrative purposes in evaluating our target guideline. As at March 31, 2023, the ratio was 89%, outside of the objective range, primarily due to our planned accelerated capital expenditures program to support our broadband capital investments, the build-out of our TELUS PureFibre® infrastructure and the acceleration of our 5G network roll-out. Excluding the effects of our accelerated capital expenditures program of $623 million for the most recent four quarters, as at March 31, 2023, the ratio was 62%. (See Section 7.5 Liquidity and capital resource measures.)

●     Generally maintain a minimum of $1 billion in available liquidity – As at March 31, 2023, our available liquidity[1] was approximately $1.8 billion. (See Section 7.6 Credit facilities and Liquidity risk in Section 7.9.)

1	These are non-GAAP and other specified financial measures. See Section 11.1 Non-GAAP and other specified financial measures.

TELUS Corporation – Management’s discussion and analysis – 2023 Q1

4.4 Changes in internal control over financial reporting and limitations on scope of design

Changes in internal control over financial reporting

For the three-month period ended March 31, 2023, there were no changes in internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Limitations on scope of design

In our assessment of the scope of disclosure controls and procedures and internal control over financial reporting, we have excluded the controls, policies and procedures of LifeWorks, which was acquired on September 1, 2022, and WillowTree, which was acquired on January 3, 2023. This scope limitation is in accordance with National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings, which allows an issuer to limit its design of internal controls over financial reporting and disclosure controls and procedures to exclude the controls, policies and procedures of a company acquired not more than 365 days before the end of the financial period to which the certificate relates.

For the three-month period ended March 31, 2023, LifeWorks contributed revenues of $269 million and generated net loss of $53 million, based on information in source systems for the consolidated legal entity. As at March 31, 2023, LifeWorks’ current assets and current liabilities represented approximately 6% and 12% of TELUS’ consolidated current assets and current liabilities, respectively, while LifeWorks’ non-current assets and non-current liabilities represented approximately 6% and 6% of TELUS’ consolidated non-current assets and non-current liabilities, respectively, based on information in source systems.

From January 3, 2023 (the acquisition date) to March 31, 2023, WillowTree contributed revenues of $77 million and generated net loss of $28 million, such amounts as measured at the end of the period based on information in source systems for the consolidated legal entity. As at March 31, 2023, WillowTree’s current assets and current liabilities represented approximately 2% and 3% of TELUS’ consolidated current assets and current liabilities, respectively, while WillowTree’s non-current assets and non-current liabilities represented approximately 4% and 5% of TELUS’ consolidated non-current assets and non-current liabilities, respectively, based on information in source systems. The amounts recognized for the assets acquired and liabilities assumed as at the acquisition date are described in Note 18 of the interim consolidated financial statements.

TELUS Corporation – Management’s discussion and analysis – 2023 Q1

5.	Discussion of operations

This section contains forward-looking statements, including those with respect to mobile phone average revenue per subscriber per month (ARPU) growth, products and services trends regarding loading and retention spending, equipment margins, subscriber growth and various future trends. There can be no assurance that we have accurately identified these trends based on past results or that these trends will continue. See Caution regarding forward-looking statements at the beginning of this MD&A.

5.1 General

Operating segments are components of an entity that engage in business activities from which they earn revenues and incur expenses (including revenues and expenses related to transactions with the other component(s)), the operations of which can be clearly distinguished and for which the operating results, and in particular, Adjusted EBITDA, are regularly reviewed by a chief operating decision-maker to make resource allocation decisions and to assess performance. Effective September 1, 2022, we embarked upon the modification of our internal and external reporting processes, systems and internal controls concurrent with the acquisition and integration of LifeWorks, and correspondingly are assessing our segmented reporting structure. Segmented information in Note 5 of the interim consolidated financial statements is regularly reported to our CEO (our chief operating decision-maker).

The TELUS technology solutions (TTech) segment includes: network revenues and equipment sales arising from mobile technologies; data revenues (which include internet protocol; television; hosting, managed information technology and cloud-based services; and home and business security); healthcare software and technology solutions (including employee and family assistance programs and benefits administration); agriculture and consumer goods services (software, data management and data analytics-driven smart-food chain and consumer goods technologies); voice and other telecommunications services revenues; and equipment sales.

The digitally-led customer experiences – TELUS International (DLCX) segment, which has the U.S. dollar as its primary functional currency, is comprised of digital customer experience and digital-enablement transformation solutions, including artificial intelligence (AI) and content management, provided by TELUS International.

TELUS Corporation – Management’s discussion and analysis – 2023 Q1

5.2 Summary of consolidated quarterly results and trends

Summary of quarterly results

($ millions, except per share amounts)	2023 Q1	2022 Q4	2022 Q3	2022 Q2	2022 Q1	2021 Q4	2021 Q3	2021 Q2
Operating revenues and other income[1]	4,964	5,058	4,671	4,401	4,282	4,872	4,251	4,111
Operating expenses
Goods and services purchased[2]	1,803	2,082	1,794	1,637	1,594	1,882	1,660	1,609
Employee benefits expense[2]	1,540	1,378	1,231	1,171	1,119	1,108	1,095	1,051
Depreciation and amortization	1,022	929	850	831	842	830	804	793
Total operating expenses	4,365	4,389	3,875	3,639	3,555	3,820	3,559	3,453
Operating income	599	669	796	762	727	1,052	692	658
Financing costs before long-term debt prepayment premium	320	322	34	97	179	192	184	203
Long-term debt prepayment premium	—	—	—	—	—	—	10	—
Income before income taxes	279	347	762	665	548	860	498	455
Income taxes	55	82	211	167	144	197	140	111
Net income	224	265	551	498	404	663	358	344
Net income attributable to Common Shares	217	248	514	468	385	644	345	335
Net income per Common Share:
Basic earnings per share (EPS)	0.15	0.17	0.37	0.34	0.28	0.47	0.25	0.25
Adjusted basic EPS[3]	0.27	0.23	0.34	0.32	0.30	0.23	0.29	0.26
Diluted EPS	0.15	0.17	0.37	0.34	0.28	0.47	0.25	0.25
Dividends declared per Common Share	0.3511	0.3511	0.3386	0.3386	0.3274	0.3274	0.3162	0.3162
Additional information:
EBITDA	1,621	1,598	1,646	1,593	1,569	1,882	1,496	1,451
Restructuring and other costs	159	94	78	29	39	44	63	38
Other equity (income) losses related to real estate joint ventures	(1)	(3)	—	—	—	1	—	1
Gain on disposition of financial solutions business	—	—	—	—	—	410	—	—
Adjusted EBITDA	1,779	1,689	1,724	1,622	1,608	1,517	1,559	1,490
Cash provided by operating activities	761	1,126	1,300	1,250	1,135	896	1,309	1,244
Free cash flow	535	323	331	205	415	43	203	210

1	In the fourth quarter of 2021, we recorded a gain on disposition of our financial solutions business of $410 million.
2	Goods and services purchased and Employee benefits expense amounts include restructuring and other costs.
3	See Section 11.1 Non-GAAP and other specified financial measures.

Trends

For trends discussions related to revenues, EBITDA and Adjusted EBITDA, see Section 5.4 TELUS technology solutions segment and Section 5.5 Digitally-led customer experiences – TELUS International segment.

The trend of year-over-year increases in Depreciation and amortization reflects increases related to capital assets acquired in business acquisitions; growth in capital assets in support of the expansion of our broadband footprint, including our generational investment to connect homes and businesses to TELUS PureFibre and 5G technology coverage; and growth in internet, TV and security subscriber loading. The investments in our fibre-optic technology also support our technology strategy to improve coverage and capacity, including the ongoing build-out of our 5G network.

The trend of general year-over-year increases in Financing costs reflects greater long-term debt outstanding, mainly associated with our investments in spectrum and fibre technology, as well as business acquisitions. Financing costs include a long-term debt prepayment premium of $10 million in the third quarter of 2021. Moreover, Financing costs are net of capitalized interest related to spectrum licences acquired during the 600 MHz spectrum auction, which we commenced deploying into our existing network in 2021, and during the 3500 MHz spectrum auction. Financing costs also include Interest accretion on provisions (asset retirement obligations and written put options) and Employee defined benefit plans net interest. Additionally, for the eight periods shown, Financing costs include varying amounts of foreign exchange gains or losses, varying amounts of interest income and, effective for the second quarter of 2022, virtual power purchase agreements unrealized change in forward element.

The trend in Net income reflects the items noted above and historically, the trend in basic EPS has reflected trends in Net income. For further discussion of trends, see Section 5.4 TELUS technology solutions segment and Section 5.5 Digitally-led customer experiences – TELUS International segment.

TELUS Corporation – Management’s discussion and analysis – 2023 Q1

5.3 Consolidated operations

The following is a discussion of our consolidated financial performance. Segment information in Note 5 of the interim consolidated financial statements is regularly reported to our CEO. We discuss the performance of our segments in Section 5.4 TELUS technology solutions segment and Section 5.5 Digitally-led customer experiences – TELUS International segment.

Operating revenues

Three-month periods ended March 31 ($ in millions)	2023	2022	Change
Operating revenues
Service	4,345	3,765	15.4%
Equipment	580	491	18.1%
Operating revenues (arising from contracts with customers)	4,925	4,256	15.7%
Other income	39	26	50.0%
Operating revenues and other income	4,964	4,282	15.9%

Consolidated Operating revenues and other income increased by $682 million in the first quarter of 2023.

●	Service revenues increased by $580 million in the first quarter of 2023. TTech service revenue increased due to: (i) growth in health services revenues mainly driven by our acquisition of LifeWorks on September 1, 2022; (ii) higher mobile network revenues attributable to roaming revenue improvements and subscriber growth; and (iii) an increase in fixed data service revenues, resulting from subscriber growth, business acquisitions and higher revenue per internet customer. These factors were partly offset by lower TV and fixed legacy voice services revenues, primarily due to technological substitution. Growth in DLCX operating revenues resulted from expanded services for existing clients and growth from new clients, including new clients from our acquisition of WillowTree on January 3, 2023, and favourable foreign exchange impacts.

●	Equipment revenues increased by $89 million in the first quarter of 2023, driven by higher mobile equipment revenues due to higher-value smartphones in the sales mix and increased contract volumes, in addition to growth in fixed equipment revenues resulting from higher sales of premise equipment.

●	Other income increased by $13 million in the first quarter of 2023, reflecting a decrease in provisions arising from settlement of business acquisition-related written put options, partly offset by lower reversals of provisions for contingent consideration related to business acquisitions.

Operating expenses

Three-month periods ended March 31 ($ in millions)	2023	2022	Change
Goods and services purchased	1,803	1,594	13.1%
Employee benefits expense	1,540	1,119	37.6%
Depreciation	640	551	16.2%
Amortization of intangible assets	382	291	31.3%
Operating expenses	4,365	3,555	22.8%

Consolidated operating expenses increased by $810 million in the first quarter of 2023.

●	Depreciation increased by $89 million in the first quarter of 2023, primarily due to growth in capital assets over the past 12 months, including business acquisitions and our expanded broadband footprint, as well as increased depreciation from real estate right-of-use lease asset impairments, partially offset by lower asset retirements.

●	Amortization of intangible assets increased by $91 million in the first quarter of 2023, arising from business acquisitions and higher expenditures associated with the intangible asset base over the past 12 months.

Operating income

Three-month periods ended March 31 ($ in millions)	2023	2022	Change
TTech EBITDA[1] (see Section 5.4)	1,453	1,400	3.7%
DLCX EBITDA[1] (see Section 5.5)	168	169	(0.6)%
EBITDA	1,621	1,569	3.3%
Depreciation and amortization (discussed above)	(1,022)	(842)	21.4%
Operating income (consolidated earnings before interest and income taxes (EBIT))	599	727	(17.6)%

1	See Section 11.1 Non-GAAP and other specified financial measures.

TELUS Corporation – Management’s discussion and analysis – 2023 Q1

Operating income decreased by $128 million in the first quarter of 2023, while EBITDA increased by $52 million in the first quarter of 2023. As a partial offset to the growth drivers discussed within Adjusted EBITDA below, EBITDA also reflects higher restructuring and other costs of $120 million, inclusive of lump sum amounts recorded of $67 million from the ratification of the new collective agreement between the TWU and ourselves.

Adjusted EBITDA

Three-month periods ended March 31 ($ in millions)	2023	2022	Change
TTech Adjusted EBITDA[1] (see Section 5.4)	1,593	1,435	11.0%
DLCX Adjusted EBITDA[1,2] (see Section 5.5)	186	173	8.1%
Adjusted EBITDA	1,779	1,608	10.7%

1	See Section 11.1 Non-GAAP and other specified financial measures.
2	For certain financial metrics, there are definitional differences between TELUS and TELUS International reporting. These differences largely arise from TELUS International adopting definitions consistent with practice in its industry.

Adjusted EBITDA increased by $171 million or 10.7% in the first quarter of 2023, reflecting: (i) higher mobile network revenues driven by our roaming recovery and subscriber growth; (ii) increased fixed data services margins; (iii) the EBITDA contribution from our acquisition of LifeWorks on September 1, 2022; and (iv) an increase in our DLCX segment contribution, largely from the acquisition of WillowTree. These factors were partly offset by: (i) higher costs related to business acquisitions, inclusive of a greater number of team members; (ii) higher costs related to the scaling of our digital capabilities, inclusive of increased subscription-based licences and contractor costs; (iii) merit-based compensation increases; and (iv) declining TV and fixed legacy voice margins.

Financing costs

Three-month periods ended March 31 ($ in millions)	2023	2022	Change
Interest on long-term debt, excluding lease liabilities – gross	263	169	55.6%
Interest on long-term debt, excluding lease liabilities – capitalized	(2)	(15)	(86.7)%
Interest on lease liabilities	28	16	75.0%
Interest on short-term borrowings and other	3	4	(25.0)%
Interest accretion on provisions	8	3	n/m
Interest expense	300	177	69.5%
Employee defined benefit plans net interest	2	2	—%
Foreign exchange losses	4	1	n/m
Virtual power purchase agreements unrealized change in forward element	19	—	n/m
Interest income	(5)	(1)	n/m
Financing costs	320	179	78.8%

Financing costs increased by $141 million in the first quarter of 2023, mainly due to the following factors:

●	Interest expense increased by $123 million in the first quarter of 2023, resulting from:

●	Gross interest expense on long-term debt, excluding lease liabilities, increased by $94 million in the first quarter of 2023, primarily driven by an increase in average long-term debt balances outstanding, attributable in part to business acquisitions, in addition to an increase in the effective interest rate. Our weighted average interest rate on long-term debt (excluding commercial paper, TELUS bank credit facilities, the revolving components of the TI credit facility, lease liabilities and other long-term debt) was 4.18% at March 31, 2023, compared to 3.75% one year earlier. (See Long-term debt issued and Redemptions and repayments of long-term debt in Section 7.4.)

●	Capitalized long-term debt interest, excluding lease liabilities, is in respect of debt incurred for the purchase of spectrum licences during the 3500 MHz spectrum auction held in June to July 2021 by Innovation, Science and Economic Development Canada (ISED).

●	Interest on lease liabilities increased by $12 million resulting from an increase in both lease principal and effective interest rate.

●	Virtual power purchase agreements unrealized change in forward element represents the estimated unrealized decline recorded from our virtual power purchase agreements (VPPAs) with renewable energy projects as of March 31, 2023. We have entered into VPPAs with renewable energy projects that develop solar and wind power facilities as part of our commitment to reduce our carbon footprint.

TELUS Corporation – Management’s discussion and analysis – 2023 Q1

Income taxes

Three-month periods ended March 31 ($ in millions, except tax rates)	2023	2022	Change
Income taxes computed at applicable statutory rates (%)	22.5	25.5	(3.0	) pts.
Adjustments recognized in the current period for income taxes of prior periods (%)	0.4	—	0.4	pts.
Non-deductible amounts (%)	(3.1)	(0.3)	(2.8	) pts.
Other (%)	—	1.1	(1.1	) pts.
Effective tax rate (%)	19.8	26.3	(6.5	) pts.
Income tax computed at applicable statutory rates	63	140	(55.0)%
Adjustments recognized in the current period for income taxes of prior periods	1	—	n/m
(Non-taxable) non-deductible amounts, net	(9)	(2)	n/m
Other	—	6	(100)%
Income taxes	55	144	(61.8)%

Total income tax expense decreased by $89 million in the first quarter of 2023. The effective tax rate decreased from 26.3% to 19.8% in the first quarter of 2023, largely due to a lower weighted average statutory income tax rate resulting from a decreased portion of income earned in jurisdictions with higher statutory income tax rates in addition to an increase in non-taxable amounts.

Comprehensive income

Three-month periods ended March 31 ($ in millions)	2023	2022	Change
Net income	224	404	(44.6)%
Other comprehensive income (net of income taxes):
Items that may be subsequently reclassified to income	12	22	(45.5)%
Items never subsequently reclassified to income	(10)	164	n/m
Comprehensive income	226	590	(61.7)%

Comprehensive income decreased by $364 million in the first quarter of 2023, largely as a result of the decrease in Net income and employee defined benefit plan re-measurement amounts. Items that may subsequently be reclassified to income are composed of changes in the unrealized fair value of derivatives designated as cash flow hedges and foreign currency translation adjustments arising from translating financial statements of foreign operations. Items never subsequently reclassified to income are composed of employee defined benefit plans re-measurement amounts and changes in measurement of investment financial assets.

5.4 TELUS technology solutions segment

TTech trends and seasonality

The historical trend over the past eight quarters in mobile network revenue primarily reflects growth in our mobile phone subscriber base, as well as an increase in Internet of Things (IoT) connections. Supplementing this, the trend of mobile phone ARPU is supported by the progressive recovery of international roaming revenues from increasing travel volumes and our ameliorating domestic historical ARPU declines. Domestic historical ARPU declines were largely attributable to changing industry dynamics, as customers have been able to gain access to higher network speeds and larger allotments of data for a given price point.

Mobile equipment revenue growth has been moderating as a result of higher value smartphones in the sales mix, largely offset by overall declines in device sales volumes. Declines in mobile equipment device sales are mainly attributed to the improving durability and increasing cost of popular devices that result in customers deferring upgrades, which we have attempted to moderate through offering certified pre-owned devices and our Bring-it-Back® program, with these supply chain sustainability programs also contributing to a circular economy. The growth in our mobile phone subscriber base is attributable to: (i) the success of our promotions, including the bundling of our mobility and home services; (ii) the effects of market growth arising from a growing population, changing population demographics and an increasing number of customers with multiple devices; (iii) continuous improvements in the speed, performance and reliability of our network, as well as our enhanced digital capabilities; and (iv) our relatively low churn rate, which reflects our customers first efforts and upgrade volume programs, despite increased switching activity as a result of the post-pandemic opening of retail channels.

Our connected device subscriber base has been growing, primarily in response to our expanded IoT offerings. Our spectrum investments and capital expenditures on network improvements increase capacity, reliability and coverage, allowing us to grow revenue through net additions of new mobile phone and connected devices subscribers.

TELUS Corporation – Management’s discussion and analysis – 2023 Q1

Growth in our internet subscriber base has been supported by our continued investments in building out our fibre-optic infrastructure, supplemented by our relatively low customer churn rate. The total number of TV subscribers has increased (in contrast to market-reported declines in conventional television viewing habits), reflecting net subscriber additions in response to our diverse and flexible product offerings, combined with our low customer churn rate. Our security subscriber base growth is increasing as a result of organic growth and business acquisitions, including our acquisition of Vivint Smart Home, Inc. in the second quarter of 2022. Our home services growth is also attributable to the adoption of our bundling of home services, as well as the bundling of mobility and home services to meet the demand for multiple services per home. Adoption increases our services per home and positively impacts churn for most services, in addition to the effectiveness of our self-install and virtual-install models. Residential voice subscriber losses have decelerated as a result of the success of our bundled services and lower-priced offerings, as well as strong retention efforts to mitigate the ongoing substitution to mobile and internet-based services.

The trend of growing fixed data services revenues is attributable to the sustained demand for faster internet speeds and larger bandwidth, as well as our diverse suite of TV, home and business security offerings and other advanced applications, which are enabled by investments in our fibre-optic footprint. The trend of declining legacy fixed voice revenues is due to technological substitution and intensification of competition in the small and medium-sized business market; however, we are mitigating this trend with our bundled product offerings, lower-priced offerings and successful retention efforts. The migration of business product and service offerings to IP services and the entry of new competitors have yielded inherently lower margins compared to some legacy business product and service offerings; however, we are continually refining and diversifying our portfolio of innovative business offerings, which now includes managed IT services through our acquisition of Fully Managed Inc. in the first quarter of 2022.

The trend of growth in health services revenues has been propelled by the acquisition of LifeWorks in the third quarter of 2022, as well as our organic health offerings, which include: virtual care and virtual pharmacy solutions, collaborative health records, health benefits management, personal health monitoring solutions, and employee and family assistance programs and benefits administration. The LifeWorks acquisition immediately enabled the opportunity for health services to operate and grow internationally through long-standing corporate relationships globally, with notable areas of focus in employee health and wellness programs, mental and physical health solutions, pensions and benefits management, and retirement solutions. Inclusive of LifeWorks, we are well-positioned to continue improving health and wellness outcomes for people around the world. Our competencies and assets in health, combined with the trend in digitization and automation, position us well to bolster the global healthcare system in a complementary fashion. With our technology heritage, we see the trend moving the healthcare system to improved efficiency and outcomes through better insights. We also believe Canadians will have greater control of their healthcare outcomes through the integration of disparate data (better flow of information across the system) and consent-based data management. Our diversified virtual care offerings continue to grow to meet the healthcare needs of Canadians and drive better health outcomes, including the accelerated adoption of virtual consultations, as reflected in the growing number of virtual care members. Our growing number of lives covered are largely driven by the expansion of our employee and family assistance programs, in addition to our health benefits management solutions correlated with the number of benefit claims captured in our digital health transactions.

The general trend of growth in agriculture and consumer goods services is attributable to business acquisitions, as well as an expansion of our solutions and organic growth in an effort to meet the growing demand for digital solutions in the agriculture industry. Through our global team and cloud-based solutions, we are able to service our diverse client base, including growers, producers, agronomists, advisors, processors and retailers, by helping to drive more effective and agile decision-making that will address changing consumer demands, improve profitability and generate a better flow of information across the value chain. This improves the safety and sustainability of our food system, as well as the way other goods are produced, distributed and consumed.

TELUS Corporation – Management’s discussion and analysis – 2023 Q1

TTech operating indicators

At March 31	2023	2022	Change
Subscriber connections (thousands):
Mobile phone[1]	9,688	9,336	3.8%
Connected device[1]	2,608	2,146	21.5%
Internet[2]	2,518	2,301	9.4%
TV	1,334	1,275	4.6%
Residential voice	1,088	1,113	(2.2)%
Security[3]	1,000	830	20.5%
Total telecom subscriber connections	18,236	17,001	7.3%
LTE population coverage[4] (millions)	36.7	36.7	—%
5G population coverage[4] (millions)	30.6	27.4	11.7%

Three-month periods ended March 31	2023	2022	Change
Mobile phone gross additions (thousands):	300	272	10.3%
Subscriber connection net additions (losses) (thousands):
Mobile phone	47	46	2.2%
Connected device	58	46	26.1%
Internet	35	30	16.7%
TV	9	10	(10.0)%
Residential voice	(8)	(10)	20.0%
Security	22	26	(15.4)%
Total telecom subscriber connection net additions	163	148	10.1%
Mobile phone ARPU, per month[5] ($)	58.61	56.45	3.8%
Mobile phone churn, per month[6] (%)	0.88	0.81	0.07	pts.

Health services (millions)

At March 31	2023	2022	Change
Healthcare lives covered[7]	67.0	21.9	n/m
Virtual care members	5.2	3.3	57.6%

Three-month periods ended March 31	2023	2022	Change
Digital health transactions	148.9	139.6	6.7%

1	Effective January 1, 2023, on a prospective basis, we adjusted our mobile phone and connected device subscriber bases to remove 50,000 subscribers and add 82,000 subscribers, respectively, due to a review of our subscriber bases.
2	Effective January 1, 2023, on a prospective basis, we adjusted our internet subscriber base to add 70,000 subscribers as a result of business acquisitions.
3	During the second quarter of 2022, we adjusted our cumulative security subscriber connections to add approximately 75,000 subscribers as a result of a business acquisition.
4	Including network access agreements with other Canadian carriers.
5	This is an other specified financial measure. See Section 11.1 Non-GAAP and other specified financial measures. This is an industry measure useful in assessing operating performance of a mobile products and services company, but is not a measure defined under IFRS-IASB.
6	See Section 11.2 Operating indicators.
7	During the third quarter of 2022, we added 36.9 million healthcare lives covered as a result of the LifeWorks acquisition.

●	Mobile phone gross additions were 300,000 in the first quarter of 2023, an increase of 28,000, driven by growth in high-value customer additions due to increased levels of retail traffic as compared to the prior year when pandemic-related restrictions were still in place, successful promotions, including bundling of our mobility and home services, and growth in the Canadian population.

●	Our mobile phone churn rate was 0.88% in the first quarter of 2023, compared to 0.81% in the first quarter of 2022, which grew largely due to increased customer switching activity corresponding with higher levels of retail traffic as compared to the prior year when pandemic-related restrictions were still in place, in addition to increased travel-related prepaid deactivations, mitigated by our continued focus on customer retention through promotions and bundled offerings.

●	Mobile phone net additions were 47,000 in the first quarter of 2023, an increase of 1,000, driven by higher mobile phone gross additions, partially offset by higher mobile phone churn, as described above.

●	Mobile phone ARPU was $58.61 in the first quarter of 2023, an increase of $2.16 or 3.8%, largely due to roaming improvements as a result of increased international travel. Domestic ARPU has modestly increased as we continue to focus our efforts on driving higher-value loading, partly offset by family discounts and bundling credits offered to our customers and lower overage revenues as customers continue to adopt larger or unlimited data and voice allotments in their rate plans.

TELUS Corporation – Management’s discussion and analysis – 2023 Q1

●	Connected device net additions were 58,000 in the first quarter of 2023, an increase of 12,000, attributable to increased IoT connections, as well as sales of other connected devices, such as tablets and mobile internet.

●	Internet net additions were 35,000 in the first quarter of 2023, an increase of 5,000, due to our success in driving strong gross additions through bundled product offerings, partly offset by a modestly higher churn rate driven by macroeconomic pressures impacting consumer purchasing decisions.

●	TV net additions were 9,000 in the first quarter of 2023, a decrease of 1,000, due to modestly higher churn related to the same factors as internet, offset by our diverse offerings.

●	Residential voice net losses were 8,000 in the first quarter of 2023, an improvement of 2,000, due to our bundled product and lower-priced offerings, as well as our strong retention efforts, partly offset by the substitution to mobile and internet-based services.

●	Security net additions were 22,000 in the first quarter of 2023, a decrease of 4,000, due to higher churn related to the same factors as internet, partly offset by increased demand for our bundled product offerings and diverse suite of products and services.

●	Healthcare lives covered were 67.0 million as of the end of the first quarter of 2023, an increase of 45.1 million over the past 12 months, mainly due to the addition of 36.9 million lives covered from our third quarter 2022 acquisition of LifeWorks, as well as healthy post-acquisition growth resulting from both new and existing clients across all of our regions. Organically, lives covered also increased due to continued demand for virtual solutions and personal health records.

●	Virtual care members were 5.2 million as of the end of the first quarter of 2023, an increase of 1.9 million over the past 12 months, attributable to the continued adoption of virtual solutions that keep Canadians and others safely connected to health and wellness care.

●	Digital health transactions were 148.9 million in the first quarter of 2023, an increase of 9.3 million, largely driven by increased demand for elective health services.

Operating revenues and other income – TTech segment

Three-month periods ended March 31 ($ in millions)	2023	2022	Change
Mobile network revenue	1,697	1,577	7.6%
Mobile equipment and other service revenues	517	440	17.5%
Fixed data services[1]	1,128	1,057	6.7%
Fixed voice services	192	200	(4.0)%
Fixed equipment and other service revenues	128	113	13.3%
Health services	423	140	n/m
Agriculture and consumer goods services	84	85	(1.2)%
Operating revenues (arising from contracts with customers)	4,169	3,612	15.4%
Other income	39	26	50.0%
External Operating revenues and other income	4,208	3,638	15.7%
Intersegment revenues	4	4	—%
TTech Operating revenues and other income	4,212	3,642	15.7%

1	Excludes health services and agriculture and consumer goods services.

TTech Operating revenues and other income increased by $570 million in the first quarter of 2023.

Mobile network revenue increased by $120 million or 7.6% in the first quarter of 2023, largely due to roaming revenue recovery attributed to the easing of pandemic-related restrictions, which principally started in the second quarter of 2022, bolstered by mobile phone and connected device subscriber base growth as well as contribution from higher base rate plans.

Mobile equipment and other service revenues increased by $77 million in the first quarter of 2023, largely attributable to the impact of higher-value smartphones in the sales mix and increased contract volumes.

Fixed data services revenues increased by $71 million in the first quarter of 2023. The increase was driven by: (i) an increase in our internet, security and TV subscribers; (ii) business acquisitions; and (iii) higher revenue per customer as a result of internet speed upgrades, internet rate plans with larger allotted data amounts, and rate changes. This growth was partially offset by lower TV revenue per customer, reflecting an increased mix of customers selecting smaller TV combination packages and technological substitution.

Fixed voice services revenues decreased by $8 million in the first quarter of 2023, reflecting the ongoing decline in legacy voice revenues as a result of technological substitution and price plan changes. Declines were partly mitigated by the success of our bundled product offerings, retention efforts and the migration from legacy to IP services offerings.

TELUS Corporation – Management’s discussion and analysis – 2023 Q1

Fixed equipment and other service revenues increased by $15 million in the first quarter of 2023, reflecting higher sales volumes and lower discounts on business and consumer premise equipment.

Health services revenues increased by $283 million in the first quarter of 2023, driven by: (i) our acquisition of LifeWorks on September 1, 2022; (ii) the continued adoption of our virtual solutions; and (iii) growth in health benefits management services, with plan members continuing to increase their use of elective health services, partly offset by rate changes associated with a contract renewal.

Agriculture and consumer goods services revenues decreased by $1 million in the first quarter of 2023, reflecting transient headwinds, including one-time sales last year and some softness related to macroeconomic challenges, mostly offset by our diverse collection of offerings including Software-as-a-Service (SaaS)-based revenue management software for consumer goods manufacturers and animal health pharmacy and research. Our agriculture and consumer goods revenues are largely earned in U.S. dollars, and in the first quarter of 2023 compared to the first quarter of 2022, the Canadian dollar weakened against the U.S. dollar, resulting in higher reported revenues in the period.

Other income increased by $13 million in the first quarter of 2023, reflecting a decrease in provisions arising from the settlement of business acquisition-related written put options, partly offset by lower reversals of provisions for contingent consideration related to business acquisitions.

Intersegment revenues represent services provided to the DLCX segment that are eliminated upon consolidation, together with the associated DLCX expenses.

Direct contribution – TTech segment

	Mobile products and services			Fixed products and services[1]			Total TTech
Three-month periods ended
March 31 ($ in millions)	2023	2022	Change	2023	2022	Change	2023	2022	Change
REVENUES
Service	1,725	1,600	7.8%	1,864	1,521	22.6%	3,589	3,121	15.0%
Equipment	489	417	17.3%	91	74	23.0%	580	491	18.1%
Operating revenues (arising from contracts with customers)	2,214	2,017	9.8%	1,955	1,595	22.6%	4,169	3,612	15.4%
EXPENSES
Direct expenses	656	593	10.6%	660	461	43.2%	1,316	1,054	24.9%
Direct contribution	1,558	1,424	9.4%	1,295	1,134	14.2%	2,853	2,558	11.5%

1	Includes health services and agriculture and consumer goods services.

The direct expenses included in the direct contribution calculations in the preceding table represent a component of the Goods and services purchased and Employee benefits expense totals included in the table below and have been calculated in accordance with the accounting policies used to prepare the totals presented in the financial statements. TTech direct contribution increased by $295 million or 11.5% in the first quarter of 2023.

TTech mobile products and services direct contribution increased by $134 million or 9.4% in the first quarter of 2023, largely reflecting higher roaming margins associated with an increase in international travel volumes, mobile subscriber growth and higher equipment margins. These were partly offset by higher commissions attributed to increased levels of retail traffic.

TTech fixed products and services direct contribution increased by $161 million or 14.2% in the first quarter of 2023, reflecting growth in health, inclusive of business acquisitions and organic growth, as well as increased margins for internet, data and security, primarily driven by subscriber growth. These were partly offset by declining TV and legacy voice margins, principally due to technological substitution.

Operating expenses – TTech segment

Three-month periods ended March 31 ($ in millions)	2023	2022	Change
Goods and services purchased[1]	1,810	1,561	16.0%
Employee benefits expense[1]	949	681	39.4%
TTech operating expenses	2,759	2,242	23.1%

1	Includes restructuring and other costs.

TTech operating expenses increased by $517 million in the first quarter of 2023. See TTech Adjusted EBITDA below for further details.

TELUS Corporation – Management’s discussion and analysis – 2023 Q1

EBITDA – TTech segment

Three-month periods ended March 31 ($ in millions, except margins)	2023	2022	Change
EBITDA	1,453	1,400	3.7%
Add restructuring and other costs included in EBITDA	141	35	n/m
Deduct other equity income related to real estate joint ventures	(1)	—	n/m
Adjusted EBITDA	1,593	1,435	11.0%
EBITDA margin[1] (%)	34.5	38.4	(3.9	) pts.
Adjusted EBITDA margin[1] (%)	37.8	39.4	(1.6	) pts.

1	These are non-GAAP and other specified financial measures. See Section 11.1 Non-GAAP and other specified financial measures.

TTech EBITDA increased by $53 million or 3.7% in the first quarter of 2023. As a partial offset to the growth drivers discussed within TTech Adjusted EBITDA below, EBITDA also reflects higher restructuring and other costs, inclusive of lump sum amounts recorded of $67 million from the ratification of the new collective agreement between the TWU and ourselves.

TTech Adjusted EBITDA increased by $158 million or 11.0% in the first quarter of 2023, reflecting an increase in direct contribution. This was partially offset by: (i) higher costs related to business acquisitions, inclusive of a greater number of team members; (ii) higher costs related to the scaling of our digital capabilities, inclusive of increased subscription-based licences and contractor costs; and (iii) merit-based compensation increases.

Adjusted EBITDA less capital expenditures – TTech segment

Three-month periods ended March 31 ($ in millions)	2023	2022	Change
Adjusted EBITDA	1,593	1,435	11.0%
Capital expenditures	(693)	(802)	(13.6)%
Adjusted EBITDA less capital expenditures[1]	900	633	42.2%

1	See Section 11.1 Non-GAAP and other specified financial measures.

TTech Adjusted EBITDA less capital expenditures increased by $267 million in the first quarter of 2023. See Section 7.3 for further discussion on capital expenditures.

EBIT – TTech segment

Three-month periods ended March 31 ($ in millions)	2023	2022	Change
EBITDA	1,453	1,400	3.7%
Depreciation	(597)	(514)	16.1%
Amortization	(320)	(245)	30.6%
EBIT[1]	536	641	(16.4)%

1	See Section 11.1 Non-GAAP and other specified financial measures.

TTech EBIT decreased by $105 million in the first quarter of 2023. Depreciation and amortization increased, reflecting business acquisitions and growth in capital assets over the past 12 months, including our expanded fibre footprint and 5G network roll-out, in addition to higher depreciation on right-of-use lease asset impairments, partly offset by the prior period’s accelerated depreciation resulting from asset retirement activity.

5.5 Digitally-led customer experiences – TELUS International segment

DLCX trends

The trend over the past eight quarters of increases in DLCX revenue reflects both the growth in our organic customer base, as well as the scale-up of new service programs provided to existing external customers. The higher revenue also includes revenue from internal services provided to the TTech segment and revenue growth from business acquisitions, including our acquisition of WillowTree on January 3, 2023.

Goods and services purchased and Employee benefits expense have increased in correspondence with increases in our team member base as a result of growing service volumes from both our existing and new customers (including the expansion of our service offerings), increases in external labour to support the growth in our digital business, increases in our software licensing costs associated with our growing subscriber base, and increases in administrative expenses and facility costs to support growth in the overall business and business acquisitions.

Depreciation and amortization have increased due to growth in our capital assets, which is supporting the expansion of our sites required to service the increased customer demand, and growth in intangible assets recognized in connection with our business acquisitions.

TELUS Corporation – Management’s discussion and analysis – 2023 Q1

DLCX operating indicators

Three-month periods ended March 31 ($ in millions)	2023	2022	Change
Operating revenues by industry vertical
Tech and games	388	355	9.3%
Communications and media	207	176	17.6%
eCommerce and fintech	107	100	7.0%
Banking, financial services and insurance	60	42	42.9%
Healthcare	54	15	n/m
All others[1]	112	71	57.7%
	928	759	22.3%
Operating revenues by geographic region
Europe	291	297	(2.0)%
North America	284	177	60.5%
Asia-Pacific	210	179	17.3%
Central America	143	106	34.9%
	928	759	22.3%

1	All others includes, among others, travel and hospitality, retail and consumer packaged goods industry verticals.

Across all of our verticals, the reported revenue growth rates were positively impacted by the strengthening U.S. dollar to Canadian dollar movements compared to the same period in the prior year.

Revenue from our tech and games industry vertical increased by $33 million in the first quarter of 2023, due to continued growth within our existing clients and the addition of new clients, which were partially offset by lower revenue from a leading social media client. Revenue from our communications and media industry vertical increased by $31 million in the first quarter of 2023, driven primarily by more services provided to the TTech segment, growth in other telecommunication partners and the addition of new clients. Revenue from our eCommerce and fintech industry vertical increased by $7 million in the first quarter of 2023, due to growth in service volumes in eCommerce and the positive impact of foreign exchange rates, partially offset by lower service volumes from our existing fintech clients. Revenue from our banking, financial services and insurance industry vertical increased by $18 million in the first quarter of 2023, primarily driven by continued growth within our existing clients. Revenue from our healthcare industry vertical increased by $39 million in the first quarter of 2023, which was primarily due to more services provided to the TTech segment.

We serve our clients, who are primarily domiciled in North America, from multiple delivery locations across four geographic regions. In addition, our TELUS International AI Data Solutions (TIAI) clients are largely supported by crowdsourced contractors that are globally dispersed and not limited to the physical locations of our delivery centres. In general, revenue growth in each geographic region corresponds with the overall growth of the business and our consolidated revenue. The decline in revenue in our Europe region for the three-month period ended March 31, 2023 was due to lower service volumes from clients in the tech and games and eCommerce and fintech industry verticals serviced from this region, accentuated by a reduction from a leading social media client. The table above presents the revenue generated in each geographic region, based on the location of our delivery centre or where the services were provided from, for the periods presented.

Operating revenues and other income – DLCX segment

Three-month periods ended March 31 ($ in millions)	2023	2022	Change
Operating revenues (arising from contracts with customers)	756	644	17.4%
Intersegment revenues	172	115	49.6%
DLCX Operating revenues and other income	928	759	22.3%

DLCX Operating revenues and other income increased by $169 million in the first quarter of 2023.

Our digital and customer experience solutions revenues increased by $112 million in the first quarter of 2023, primarily attributable to growth in our tech and games, banking, financial services and insurance, and other industry vertical clients, arising from additional services provided to existing clients and new clients added since the prior year, including new clients from the acquisition of WillowTree. In addition, the strengthening of the U.S. dollar against the Canadian dollar resulted in a favourable foreign currency impact on our DLCX operating results. Revenues from contracts denominated in U.S. dollars, European euros and other currencies will be affected by changes in foreign exchange rates.

TELUS Corporation – Management’s discussion and analysis – 2023 Q1

Intersegment revenues represent services provided to the TTech segment, including those from the TELUS master services agreement. Such revenue is eliminated upon consolidation, together with the associated TTech expenses. The increase in intersegment revenues reflects the competitive benefits TELUS derives from the lower cost structure in the DLCX segment and the significant amounts of value-generating digital, AI, telecommunications, health, and agriculture and consumer goods solutions TELUS receives, while maintaining control over the quality of the associated services delivered and not incurring the margin that a third-party vendor would require.

Operating expenses – DLCX segment

Three-month periods ended March 31 ($ in millions)	2023	2022	Change
Goods and services purchased[1]	169	152	11.2%
Employee benefits expense[1]	591	438	34.9%
DLCX operating expenses	760	590	28.8%

1	Includes restructuring and other costs.

DLCX operating expenses increased by $170 million in the first quarter of 2023.

EBITDA – DLCX segment

Three-month periods ended March 31 ($ in millions, except margins)	2023	2022	Change
EBITDA	168	169	(0.6)%
Add restructuring and other costs included in EBITDA	18	4	n/m
Adjusted EBITDA[1]	186	173	8.1%
EBITDA margin[2] (%)	18.1	22.2	(4.1	) pts.
Adjusted EBITDA margin[2] (%)	20.1	22.7	(2.6	) pts.

1	For certain metrics, there are definitional differences between TELUS and TELUS International reporting. These differences largely arise from TELUS International adopting definitions consistent with practice in its industry.
2	These are non-GAAP and other specified financial measures. See Section 11.1 Non-GAAP and other specified financial measures.

DLCX EBITDA decreased by $1 million in the first quarter of 2023. DLCX Adjusted EBITDA increased by $13 million or 8.1% in the first quarter of 2023, primarily due to the addition of WillowTree. Adjusted EBITDA margin decreased by 2.6 percentage points in the first quarter of 2023. The decrease in Adjusted EBITDA margin in the first quarter of 2023 was due to to higher service delivery costs primarily in Europe, and higher share-based compensation expense as the current quarter expense was primarily attributable to equity-accounted awards, which are not subject to mark-to-market adjustments, while the comparative first quarter of 2022 benefited from a lower average share price of TELUS International resulting in a downward mark-to-market adjustment on liability-accounted awards.

Adjusted EBITDA less capital expenditures – DLCX segment

Three-month periods ended March 31 ($ in millions)	2023	2022	Change
Adjusted EBITDA	186	173	8.1%
Capital expenditures	(20)	(31)	(35.5)%
Adjusted EBITDA less capital expenditures[1]	166	142	16.9%

1	See Section 11.1 Non-GAAP and other specified financial measures.

DLCX Adjusted EBITDA less capital expenditures increased by $24 million in the first quarter of 2023. See Section 7.3 for further discussion on capital expenditures.

EBIT – DLCX segment

Three-month periods ended March 31 ($ in millions)	2023	2022	Change
EBITDA	168	169	(0.6)%
Depreciation	(43)	(37)	16.2%
Amortization	(62)	(46)	34.8%
EBIT[1]	63	86	(26.7)%

1	See Section 11.1 Non-GAAP and other specified financial measures.

DLCX EBIT decreased by $23 million in the first quarter of 2023, primarily due to higher amortization related to the acquisition of WillowTree and corresponding intangible assets acquired on January 3, 2023.

TELUS Corporation – Management’s discussion and analysis – 2023 Q1

6.	Changes in financial position

Financial position at:	Mar. 31	Dec. 31
($ millions)	2023	2022	Change	Change includes:
Current assets
Cash and temporary investments, net	877	974	(97)	See Section 7 Liquidity and capital resources
Accounts receivable	3,209	3,297	(88)	An improvement in days sales outstanding primarily driven by a decrease in accounts receivable arising from receipt of vendor credits and from wireless roaming
Income and other taxes receivable	135	143	(8)	Instalments to date are less than the expense, as well as income tax refunds received
Inventories	584	537	47	An increase primarily driven by an increase in rates and volume of new handsets
Contract assets	437	441	(4)	Refer to description in non-current contract assets
Prepaid expenses	758	617	141	An increase in prepayment of maintenance contracts net of amortization, annual prepayment of statutory employee benefits and licensing fees
Current derivative assets	71	83	(12)	A decrease in the notional amount of currency hedging items for U.S. dollar-denominated purchases and for European euro operations purchased with U.S. Dollar denominated long-term debt.
Current liabilities
Short-term borrowings	593	104	489	See Note 22 of the interim consolidated financial statements
Accounts payable and accrued liabilities	3,198	3,947	(749)	A decrease primarily driven by a reduction in liabilities associated with capital expenditures, trade account payables and a decrease in payroll and other employee-related liabilities. See Note 23 of the interim consolidated financial statements
Income and other taxes payable	131	112	19	Instalments to date are less than the expense
Dividends payable	506	502	4	Effects of an increase in the number of shares outstanding
Advance billings and customer deposits	929	891	38	An increase in advance billings primarily due to business growth during the period. See Note 24 of the interim consolidated financial statements
Provisions	208	166	42	An increase primarily driven by employee-related provisions, partly offset by the reversal of provisions for contingent consideration related to a business acquisition
Current maturities of long-term debt	2,511	2,541	(30)	A decrease due to maturity of $500 million Notes, Series CJ, in March 2023, partly offset by an increase in commercial paper and draws on TELUS International credit facility
Current derivative liabilities	8	18	(10)	A decrease in the notional amount of hedging items.
Working capital (Current assets subtracting Current liabilities)	(2,013)	(2,189)	176	TELUS normally has a negative working capital position. See Financing and capital structure management plans in Section 4.3 and Note 4(c) of the interim consolidated financial statements.
Non-current assets
Property, plant and equipment, net	17,113	17,084	29	See Capital expenditures in Section 7.3 Cash used by investing activities and Depreciation in Section 5.3 Consolidated operations
Intangible assets, net	20,036	19,239	797	See Capital expenditures in Section 7.3 Cash used by investing activities and Amortization of intangible assets in Section 5.3 Consolidated operations
Goodwill, net	10,058	9,122	936	An increase primarily due to the acquisitions of WillowTree, and individually immaterial business acquisitions. See Note 18 of the interim consolidated financial statements
Contract assets	306	320	(14)	A decrease driven by lower subsidized devices from the introduction of our TELUS Easy Payment device financing program.
Other long-term assets	2,203	2,203	—	—
Non-current liabilities
Provisions	705	538	167	A net increase primarily driven by business acquisitions
Long-term debt	24,055	22,496	1,559	See Section 7.4 Cash provided by financing activities

TELUS Corporation – Management’s discussion and analysis – 2023 Q1

Financial position at:	Mar. 31	Dec. 31
($ millions)	2023	2022	Change	Change includes:
Other long-term liabilities	647	636	11	An increase due to pension and post-employment benefit liabilities, partly offset by an increase in the notional amount of hedging items. See Note 27 of the interim consolidated financial statements
Deferred income taxes	4,465	4,451	14	An increase primarily driven by business acquisitions.
Owners’ equity
Common equity	16,607	16,569	38	See Consolidated statements of changes in owners’ equity in the interim consolidated financial statements
Non-controlling interests	1,224	1,089	135	See Consolidated statements of changes in owners’ equity in the interim consolidated financial statements.

7.	Liquidity and capital resources

This section contains forward-looking statements, including those with respect to our TELUS Corporation Common Share (Common Share) dividend payout ratio and net debt to EBITDA – excluding restructuring and other costs ratio. See Caution regarding forward-looking statements at the beginning of this MD&A.

7.1 Overview

Our capital structure financial policies and financing and capital structure management plans are described in Section 4.3.

Cash flows

Three-month periods ended March 31 ($ millions)	2023	2022	Change
Cash provided by operating activities	761	1,135	(374)
Cash used by investing activities	(2,333)	(1,199)	(1,134)
Cash provided by financing activities	1,475	115	1,360
Increase (decrease) in Cash and temporary investments, net	(97)	51	(148)
Cash and temporary investments, net, beginning of period	974	723	251
Cash and temporary investments, net, end of period	877	774	103

7.2 Cash provided by operating activities

Analysis of changes in cash provided by operating activities

Three-month periods ended March 31 ($ millions)	2023	2022	Change
Operating revenues and other income (see Section 5.3)	4,964	4,282	682
Goods and services purchased (see Section 5.3)	(1,803)	(1,594)	(209)
Employee benefits expense (see Section 5.3)	(1,540)	(1,119)	(421)
Restructuring and other costs, net of disbursements	85	(25)	110
Net employee defined benefit plans expense	15	27	(12)
Employer contributions to employee defined benefit plans	(9)	(17)	8
Share-based compensation expense, net of payments	43	26	17
Unrealized change in forward element of virtual power purchase agreements (VPPAs) (see Section 5.3)	19	—	19
Interest paid	(286)	(180)	(106)
Interest received	4	1	3
Income taxes paid, net of recoveries received	(127)	(108)	(19)
Other operating working capital changes	(604)	(158)	(446)
Cash provided by operating activities	761	1,135	(374)

Cash provided by operating activities decreased by $374 million in the first quarter of 2023.

●	Restructuring and other costs, net of disbursements, represented a net change of $110 million in the first quarter of 2023. We incurred lower restructuring and other costs disbursements net of expense, related to improving our overall cost structure and operational efficiency, which includes $67 million in lump sum amounts recorded from the ratification of the new collective agreement between the TWU and ourselves that will be paid subsequent to March 31, 2023.

TELUS Corporation – Management’s discussion and analysis – 2023 Q1

●	Interest paid increased by $106 million in the first quarter of 2023, largely due to: (i) the issuances of the third quarter 2022 three-tranche $2.0 billion of notes and Series CAJ notes described in Section 7.4; (ii) increased draws on the TELUS International (TI) credit facility; (iii) the unsecured non-revolving $1.1 billion bank credit facility maturing July 9, 2024; and (iv) increased interest paid on commercial paper, as we had more commercial paper outstanding during the first quarter of 2023 at higher interest rates.

●	For a discussion of Other operating working capital changes, see Section 6 Changes in financial position and Note 31(a) of the interim consolidated financial statements.

7.3 Cash used by investing activities

Analysis of changes in cash used by investing activities

Three-month periods ended March 31 ($ millions)	2023	2022	Change
Cash payments for capital assets, excluding spectrum licences	(976)	(1,013)	37
Cash payments for acquisitions, net	(1,262)	(127)	(1,135)
Advances to, and investment in, real estate joint ventures and associates	(5)	—	(5)
Real estate joint venture receipts	2	1	1
Proceeds on disposition	—	5	(5)
Investment in portfolio investments and other	(92)	(65)	(27)
Cash used by investing activities	(2,333)	(1,199)	(1,134)

Cash used by investing activities increased by $1,134 million in the first quarter of 2023.

●	The decrease in Cash payments for capital assets, excluding spectrum licences in the first quarter of 2023 was primarily composed of:

●	Higher capital expenditure payments of $83 million in the first quarter of 2023 with respect to payment timing differences

●	A decrease in capital expenditures of $120 million (see Capital expenditure measures table and discussion below).

●	In the first quarter of 2023, we made cash payments for the acquisition of WillowTree, as noted in Section 1.3, as well as individually immaterial business acquisitions that are complementary to our existing lines of business. This is compared to the first quarter of 2022, where we made cash payments for the acquisition of Fully Managed Inc. and other individually immaterial business acquisitions that were complementary to our existing lines of business.

●	Investment in portfolio investments and other increased by $27 million, primarily from investments in a greater number of portfolio investments in the first quarter of 2023 and an increase of capital inventory.

Capital expenditure measures

Three-month periods ended March 31 ($ millions, except capital intensity)	2023	2022	Change
Capital expenditures[1]
TELUS technology solutions (TTech) segment
TTech operations	688	793	(13.2)%
TTech real estate development	5	9	(44.4)%
	693	802	(13.6)%
Digitally-led customer experiences – TELUS International (DLCX) segment	20	31	(35.5)%
Consolidated	713	833	(14.4)%
TTech segment capital expenditure intensity[2] (%)	16	22	(6	) pts.
DLCX segment capital expenditure intensity[2] (%)	2	4	(2	) pts.
Consolidated capital expenditure intensity[2] (%)	14	19	(5	) pts.

1	Capital expenditures include assets purchased, excluding right-of-use lease assets, but not yet paid for. Consequently, capital expenditures differ from Cash payments for capital assets, excluding spectrum licences, as reported in the condensed interim consolidated statements of cash flows. Refer to Note 31 of the interim consolidated financial statements for further information.
2	See Section 11.1 Non-GAAP and other specified financial measures.

Consolidated capital expenditures decreased by $120 million in the first quarter of 2023. TTech drove $109 million of this decrease, primarily due to a planned slowdown of fibre and wireless network build, which is consistent with 2023 build targets when compared to our accelerated investments in the first quarter of 2022. Our capital investments have enabled: (i) our internet, TV and security subscriber growth, as well as more premises connected to our fibre network; (ii) increased coverage of our 5G network; (iii) the expansion of our health product offerings and capabilities, including our acquisition of LifeWorks on September 1, 2022, as well as to support business integration; and (iv) enhancement of our product and digital development to increase our system capacity and reliability. By March 31, 2023, our 5G network covered over 30.6 million Canadians, representing approximately 83% of the population.

TELUS Corporation – Management’s discussion and analysis – 2023 Q1

7.4 Cash provided by financing activities

Analysis of changes in cash provided by financing activities

Three-month periods ended March 31 ($ millions)	2023	2022	Change
Dividends paid to holders of Common Shares	(318)	(293)	(25)
Issue (repayment) of short-term borrowings, net	489	(6)	495
Long-term debt issued	3,681	2,287	1,394
Redemptions and repayment of long-term debt	(2,372)	(1,859)	(513)
Other	(5)	(14)	9
Cash provided by financing activities	1,475	115	1,360

Cash provided by financing activities increased by $1,360 million in the first quarter of 2023.

Dividends paid to holders of Common Shares

Our dividend reinvestment and share purchase (DRISP) plan trustee acquired shares from Treasury for the DRISP plan, rather than acquiring Common Shares in the stock market. Effective with the dividends paid on October 1, 2019, we offered Common Shares from Treasury at a discount of 2%. Cash payments for dividends increased by $25 million in the first quarter of 2023, which reflected higher dividend rates under our dividend growth program (see Section 4.3) and an increase in the number of shares outstanding. This was partly offset by a higher discounted DRISP issuance. During the first quarter of 2023, our DRISP plan trustee acquired Common Shares for $184 million.

In April 2023, we paid dividends of $320 million to the holders of Common Shares and the trustee acquired dividend reinvestment Common Shares from Treasury for $186 million, totalling $506 million.

Issue (repayment) of short-term borrowings, net

In the first quarter of 2023, we drew down amounts advanced to us from an arm’s-length securitization trust to finance working capital.

Long-term debt issued and Redemptions and repayment of long-term debt

In the first quarter of 2023, long-term debt issued increased by $1,394 million, while redemptions and repayment of long-term debt increased by $513 million. These changes were primarily composed of:

●	A net increase in commercial paper outstanding, including foreign exchange effects, of $416 million to a balance of $1.9 billion (US$1.4 billion) at March 31, 2023, from a balance of $1.5 billion (US$1.1 billion) at December 31, 2022. Our commercial paper program, when utilized, provides lower-cost funds and is fully backstopped by the revolving credit facility (see Section 7.6 Credit facilities).

●	An increase in net draws on the TI credit facility, including foreign exchange effects, of $1.2 billion. As at March 31, 2023, net draws due to a syndicate of financial institutions (excluding TELUS Corporation) were US$1.6 billion, whereas as at December 31, 2022, net draws were US$689 million. The increase in net draws on the TI credit facility was used to fund the acquisition of WillowTree. The TI credit facility is non-recourse to TELUS Corporation.

●	The March 28, 2023 issue of $500 million of senior unsecured 4.95% Sustainability-Linked Notes, Series CAJ, maturing on March 28, 2033. The net proceeds were used for the repayment of outstanding indebtedness and other general corporate purposes.

●	The repayment upon maturity of $500 million of 3.35% Notes, Series CJ due March 2023.

The average term to maturity of our long-term debt (excluding commercial paper, TELUS bank credit facilities, the revolving components of the TI credit facility, lease liabilities and other long-term debt) was 11.8 years at March 31, 2023, a decrease from 12.1 years at both December 31, 2022 and March 31, 2022. Additionally, the weighted average cost of our long-term debt (excluding commercial paper, TELUS bank credit facilities, the revolving components of the TI credit facility, lease liabilities and other long-term debt) was 4.18% at March 31, 2023, an increase from 4.03% at December 31, 2022, and an increase from 3.75% at March 31, 2022.

Other

We incurred debt issuance costs in connection with the issuance of our senior unsecured 4.95% Sustainability-Linked Notes, Series CAJ, in the first quarter of 2023 which was lesser than debt issuance costs in connection with the issuance of our senior unsecured 3.40% U.S. Dollar Sustainability-Linked Notes in the first quarter of 2022.

7.5 Liquidity and capital resource measures

Net debt was $26.3 billion at March 31, 2023, an increase of $5.3 billion compared to one year earlier, resulting mainly from: the draw-down of the unsecured non-revolving $1.1 billion bank credit facility maturing July 9, 2024; the third quarter 2022 three-tranche issuance of $2.0 billion of notes; an increase in net draws due to a syndicate of financial institutions (excluding TELUS Corporation) on the TI credit facility, which is non-recourse to TELUS Corporation; the first quarter 2023 issuance of $500 million of sustainability-linked notes, Series CAJ, as described in Section 7.4; the draw-down of amounts advanced to us from an arm’s-length securitization trust; and an increase in commercial paper outstanding. These factors were partially offset by: the repayment upon maturities of Series 5, 9.65% debentures of TCI in the second quarter of 2022, and 3.35% Notes, Series CJ in the first quarter of 2023, respectively; and greater Cash and temporary investments.

TELUS Corporation – Management’s discussion and analysis – 2023 Q1

Fixed-rate debt as a proportion of total indebtedness, which excludes lease liabilities and other long-term debt, was 80% as at March 31, 2023, down from 90% one year earlier. The decrease was primarily due to draws on the unsecured non-revolving $1.1 billion bank credit facility maturing July 9, 2024, which is classified as floating-rate debt in this calculation; an increase in net draws due to a syndicate of financial institutions (excluding TELUS Corporation) on the TI credit facility; the draw-down of amounts advanced to us from an arm’s-length securitization trust; an increase in commercial paper outstanding, which is also classified as floating-rate debt in this calculation; and the repayment upon maturities of Series 5, 9.65% debentures of TCI in the second quarter of 2022 and 3.35% Notes, Series CJ in the first quarter of 2023, respectively. These factors were partially offset by: the third quarter 2022 three-tranche issuance of $2.0 billion of notes; and the first quarter 2023 issuance of $500 million of sustainability-linked notes, Series CAJ, as described in Section 7.4.

Our Net debt to EBITDA – excluding restructuring and other costs ratio supports our financial objective of maintaining investment-grade credit ratings, which facilitates reasonable access to capital. This ratio was 3.85 times, as measured at March 31, 2023, up from 3.18 times one year earlier. As at March 31, 2023, this ratio remains outside of the long-term objective range of 2.20 to 2.70 times, resulting from prior issuances of incremental debt, primarily due to the acquisition of spectrum licences (as spectrum is our largest indefinite life asset) and business acquisitions, partially offset by growth in EBITDA – excluding restructuring and other costs. As at March 31, 2023, the acquisition of spectrum licences increased the ratio by approximately 0.47 and business acquisitions over the past 12 months increased the ratio by approximately 0.32. Our recent acquisitions of spectrum licences have increased our national spectrum holdings and represent an investment to extend our network capacity to support continuing growth in demand for data, as well as growth in our mobile subscriber base. Given the cash demands of the 600 MHz auction in 2019, the 3500 MHz auction in 2021 and upcoming spectrum auctions in 2023 and 2024, the assessment of the guideline and timing of return to the objective range remains to be determined; however, it is our intent to return to a ratio below 2.70 times in the medium term (following the spectrum auction in 2021, and the spectrum auctions upcoming in 2023 and 2024), consistent with our long-term strategy. While this ratio exceeds our long-term objective range, we are well in compliance with the leverage ratio covenant in our credit facilities, which states that we may not permit our leverage ratio to exceed 4.25 to 1.00 at March 31, 2023 (see Section 7.6 Credit facilities).

TELUS Corporation – Management’s discussion and analysis – 2023 Q1

Liquidity and capital resource measures

As at, or for the 12-month periods ended, March 31	2023	2022	Change
Components of debt and coverage ratios ($ millions)
Long-term debt	26,566	21,319	5,247
Net debt[1]	26,250	20,960	5,290
Net income	1,538	1,769	(231)
EBITDA – excluding restructuring and other costs[1]	6,818	6,582	236
Financing costs	773	768	5
Net interest cost[1]	956	764	192
Debt ratios
Fixed-rate debt as a proportion of total indebtedness (excluding lease liabilities and other long-term debt) (%)	80	90	(10	) pts.
Average term to maturity of long-term debt (excluding commercial paper, TELUS bank credit facilities, the revolving components of the TI credit facility, lease liabilities and other long-term debt) (years)	11.8	12.1	(0.3)
Weighted average interest rate on long-term debt (excluding commercial paper, TELUS bank credit facilities, the revolving components of the TI credit facility, lease liabilities and other long-term debt) (%)	4.18	3.75	0.43	pts.
Net debt to EBITDA – excluding restructuring and other costs[1] (times)	3.85	3.18	0.67
Coverage ratios[1] (times)
Earnings coverage	3.1	4.0	(0.9)
EBITDA – excluding restructuring and other costs interest coverage	7.1	8.6	(1.5)
Other measures[1] (%)
Determined using most comparable IFRS-IASB measures
Ratio of Common Share dividends declared to cash provided by operating activities less capital expenditures	180	187	(7	) pts.
Determined using management measures
Common Share dividend payout ratio – net of dividend reinvestment plan effects	89	129	(40	) pts.

1	See Section 11.1 Non-GAAP and other specified financial measures.

Earnings coverage ratio for the 12-month period ended March 31, 2023 was 3.1 times, down from 4.0 times one year earlier. A decrease in income before borrowing costs and income taxes decreased the ratio by 0.2, while an increase in borrowing costs decreased the ratio by 0.7.

EBITDA – excluding restructuring and other costs interest coverage ratio for the 12-month period ended March 31, 2023 was 7.1 times, down from 8.6 times one year earlier. Growth in EBITDA – excluding restructuring and other costs increased the ratio by 0.3 and an increase in net interest costs decreased the ratio by 1.8.

Common Share dividend payout ratios: Actual Common Share dividend payout decisions will continue to be subject to our Board’s assessment of our financial position and outlook, as well as our long-term Common Share dividend payout objective range of 60 to 75% of prospective free cash flow. So as to be consistent with the way we manage our business, our Common Share dividend payout ratio is presented as a historical measure calculated as the sum of the dividends declared in the most recent four quarters for Common Shares, as recorded in the financial statements, net of dividend reinvestment plan effects, divided by the sum of the most recent four quarters’ free cash flow amounts for interim reporting periods. For fiscal years, the denominator is annual free cash flow. The historical measure for the 12-month period ended March 31, 2023 is presented for illustrative purposes in evaluating our target guideline. As at March 31, 2023, the ratio was outside of the objective range, primarily due to our planned accelerated capital expenditures program to support our broadband capital investments, the build-out of our TELUS PureFibre infrastructure and the acceleration of our 5G network roll-out. Excluding the effects of our accelerated capital expenditures program of $623 million for the four most recent quarters, as at March 31, 2023, the ratio was 62%.

TI intends to retain all available funds and any future earnings to support operations and to finance the growth and development of its business.

7.6 Credit facilities

At March 31, 2023, we had $876 million of liquidity available from the TELUS revolving credit facility and $408 million of liquidity available from the TI credit facility with a syndicate of financial institutions (excluding TELUS Corporation). We are well within our objective of generally maintaining at least $1 billion of available liquidity.

TELUS Corporation – Management’s discussion and analysis – 2023 Q1

TELUS credit facilities

We have a $2.75 billion (or U.S. dollar equivalent) unsecured revolving credit facility with a syndicate of financial institutions, expiring April 6, 2026. The revolving credit facility is used for general corporate purposes, including the backstop of commercial paper, as required. As at March 31, 2023, we had an unsecured non-revolving $1.1 billion bank credit facility, maturing July 9, 2024, with a syndicate of financial institutions, which is to be used for general corporate purposes. As at March 31, 2022, we had drawn $1.1 billion on the non-revolving bank credit facility, with an effective average interest rate of 5.5% through April 2023.

TELUS revolving credit facility at March 31, 2023

($ millions)	Expiry	Size	Drawn	Outstanding undrawn letters of credit	Backstop for commercial paper program	Available liquidity
Revolving credit facility[1]	April 6, 2026	2,750	—	—	(1,874)	876

1	Canadian dollars or U.S. dollar equivalent.

Our credit facilities contain customary covenants, including a requirement that we not permit our consolidated leverage ratio to exceed 4.25 to 1.00 and that we not permit our consolidated coverage ratio to be less than 2.00 to 1.00 at the end of any financial quarter. As at March 31, 2023, our consolidated leverage ratio was 3.85 to 1.00 and our consolidated coverage ratio was 7.13 to 1.00. These ratios are expected to remain well within the covenants. There are certain minor differences in the calculation of the leverage ratio and coverage ratio under the revolving credit facility, as compared with the calculation of Net debt to EBITDA – excluding restructuring and other costs and EBITDA – excluding restructuring and other costs interest coverage. Historically, the calculations are substantially similar other than the covenant includes in EBITDA the unrealized effects of non-currency risk-related derivative financial instruments that are held for trading (see Note 4(d) of the interim consolidated financial statements). The covenants are not impacted by revaluation, if any, of Property, plant and equipment, Intangible assets or Goodwill for accounting purposes. Continued access to our credit facilities is not contingent on maintaining a specific credit rating.

Commercial paper

TELUS Corporation has an unsecured commercial paper program, which is backstopped by our revolving credit facility, enabling us to issue commercial paper up to a maximum aggregate equivalent amount at any one time of $2.0 billion (US$1.5 billion maximum) as at March 31, 2023. Foreign currency forward contracts are used to manage currency risk arising from issuing commercial paper denominated in U.S. dollars. The commercial paper program is to be used for general corporate purposes, including, but not limited to, capital expenditures and investments. Our ability to reasonably access the commercial paper market in the U.S. is dependent on our credit ratings (see Section 7.8 Credit ratings).

TELUS International credit facility

As at March 31, 2023, TELUS International (Cda) Inc. had a credit facility, secured by its assets, expiring on January 3, 2028, with a syndicate of financial institutions, including TELUS Corporation. The TI credit facility is comprised of revolving components totalling US$800 million (TELUS Corporation as approximately 7.2% lender) and amortizing term loan components totalling US$1.2 billion (TELUS Corporation as approximately 7.2% lender). The TI credit facility is non-recourse to TELUS Corporation. The outstanding revolving components and term loan components had a weighted average interest rate of 6.9% as at March 31, 2023.

The term loan components are subject to amortization schedules which requires that 5% of the principal advanced be repaid each year of the term of the agreement, with the balance due at maturity.

Other letter of credit facilities

At March 31, 2023, we had $120 million of letters of credit outstanding issued under various uncommitted facilities; such letter of credit facilities are in addition to the ability to provide letters of credit pursuant to our committed revolving bank credit facility. Available liquidity under various uncommitted letters of credit facilities was $185 million at March 31, 2023.

Other long-term debt

Other liabilities bear interest at 3.4%, are secured by the AWS-4 spectrum licences associated with these other liabilities and a real estate holding, and are subject to amortization schedules, so that the principal is repaid over the periods to maturity, the last period ending March 31, 2035.

7.7 Sale of trade receivables

TCI, a wholly owned subsidiary of TELUS, is a party to an agreement with an arm’s-length securitization trust associated with a major Schedule I Canadian bank, under which it is currently able to sell an interest in certain trade receivables for an amount up to a maximum of $600 million. The agreement is in effect until December 31, 2024, and available liquidity was $11 million as at March 31, 2023. (See Note 22 of the interim consolidated financial statements.) Sales of trade receivables in securitization transactions are recognized as collateralized Short-term borrowings and thus do not result in our de-recognition of the trade receivables sold.

TELUS Corporation – Management’s discussion and analysis – 2023 Q1

TCI is required to maintain a credit rating of at least BB by DBRS Ltd. or the securitization trust may require the sale program to be wound down prior to the end of the term. The minimum credit rating was exceeded as of May 4, 2023.

7.8 Credit ratings

In February 2023, Moody’s Investor Service downgraded TELUS Corporation’s issuer rating and the rating of our senior unsecured notes to Baa2 (stable outlook) from Baa1.

We believe adherence to most of our stated financial policies (see Section 4.3), coupled with our efforts to maintain a constructive relationship with banks, investors and credit rating agencies, continue to provide reasonable access to capital markets.

7.9 Financial instruments, commitments and contingent liabilities

Financial instruments

Our financial instruments, their accounting classification and the nature of certain risks that they may be subject to were described in Section 7.9 in our 2022 annual MD&A.

Liquidity risk

As a component of our capital structure financial policies, discussed in Section 4.3 Liquidity and capital resources, we manage liquidity risk by: maintaining a daily cash pooling process that enables us to manage our available liquidity and our liquidity requirements according to our actual needs; maintaining an agreement to sell trade receivables to an arm’s-length securitization trust; maintaining bilateral bank facilities and syndicated credit facilities; maintaining a commercial paper program; maintaining an in-effect shelf prospectus; continuously monitoring forecast and actual cash flows; and managing maturity profiles of financial assets and financial liabilities.

As at March 31, 2023, TELUS Corporation could offer an unlimited amount of securities in Canada, and US$3.5 billion of securities in the U.S., qualified pursuant to a Canadian shelf prospectus that is in effect until September 2024. TI has a Canadian shelf prospectus that is in effect until May 2024 under which an unlimited amount of debt or equity securities could be offered.

As at March 31, 2023, we had $876 million of liquidity available from the TELUS revolving credit facility and $408 million of liquidity available from the TI credit facility with a syndicate of financial institutions (excluding TELUS Corporation) (see Section 7.6 Credit facilities). Excluding the TI credit facility and including cash and temporary investments of $877 million, we had available liquidity of approximately $1.8 billion at March 31, 2023 (see Section 11.1 Non-GAAP and other specified financial measures). This adheres to our objective of generally maintaining at least $1 billion of available liquidity. We believe that our investment-grade credit ratings contribute to reasonable access to capital markets.

Commitments and contingent liabilities

Purchase obligations

As at March 31, 2023, our contractual commitments related to the acquisition of Property, plant and equipment were $267 million through to December 31, 2027, as compared to $275 million over a period ending December 31, 2027 reported as at December 31, 2022 and did not materially change.

Claims and lawsuits

A number of claims and lawsuits (including class actions and intellectual property infringement claims) seeking damages and other relief are pending against us and, in some cases, other mobile carriers and telecommunications service providers. As well, we have received notice of, or are aware of, certain possible claims (including intellectual property infringement claims) against us and, in some cases, other mobile carriers and telecommunications service providers.

It is not currently possible for us to predict the outcome of such claims, possible claims and lawsuits due to various factors, including: the preliminary nature of some claims; uncertain damage theories and demands; an incomplete factual record; uncertainty concerning legal theories and procedures and their resolution by the courts, at both the trial and the appeal levels; and the unpredictable nature of opposing parties and their demands.

However, subject to the foregoing limitations, management is of the opinion, based upon legal assessments and information presently available, that it is unlikely that any liability, to the extent not provided for through insurance or otherwise, would have a material effect on our financial position and the results of our operations, including cash flows, with the exception of the items disclosed in Note 29(a) of the interim consolidated financial statements.

TELUS Corporation – Management’s discussion and analysis – 2023 Q1

7.10 Outstanding share information

Outstanding shares (millions)	March 31, 2023	April 30, 2023
Common Shares	1,440	1,447
Common Share options	3	2
Restricted share units – equity-settled	11	12

7.11 Transactions between related parties

Transactions with key management personnel

Our key management personnel have authority and responsibility for overseeing, planning, directing and controlling our activities and consist of our Board of Directors and our Executive Team. Total compensation expense for key management personnel was $24 million in the first quarter of 2023, compared to $27 million in the first quarter of 2022. See Note 30(a) of the interim consolidated financial statements for additional details.

Transactions with defined benefit pension plans

We provided our defined benefit pension plans with management and administrative services on a cost recovery basis and actuarial services on an arm’s-length basis. Charges for these services were immaterial.

Transactions with real estate joint venture

In the first quarter of 2023, we had transactions with the TELUS Sky real estate joint venture, which is a related party to us, as set out in Note 21 of the interim consolidated financial statements. The new-build tower was completed in 2020.

For the TELUS Sky real estate joint venture, commitments and contingent liabilities include construction financing ($342 million, with Canadian financial institutions as 66-2/3% lender and TELUS as 33-1/3% lender) under a credit agreement maturing July 15, 2023. We have entered into lease agreements with the TELUS Sky real estate joint venture.

8.	Accounting matters

8.1 Critical accounting estimates and judgments

Our significant accounting policies are described in Note 1 of the Consolidated financial statements for the year ended December 31, 2022. The preparation of financial statements in conformity with generally accepted accounting principles (GAAP) requires management to make estimates, assumptions and judgments that affect: the reported amounts of assets and liabilities at the date of the financial statements; the disclosure of contingent assets and liabilities at the date of the financial statements; and the reported amounts and classification of income and expense during the reporting period. Actual results could differ from those estimates. Our critical accounting estimates and significant judgments are generally discussed with the Audit Committee each quarter and are described in Section 8.1 in our 2022 annual MD&A, which is hereby incorporated by reference.

8.2 Accounting policy developments

Our accounting policy developments were discussed in Section 8.2 Accounting policy developments in our 2022 annual MD&A. See Note 2 of the interim consolidated financial statements for additional details.

9.	Update to general trends, outlook and assumptions, and regulatory developments and proceedings

This section contains forward-looking statements, which should be read together with the Caution regarding forward-looking statements at the beginning of this MD&A.

The assumptions for our 2023 outlook, as described in Section 9 in our 2022 annual MD&A, remain the same, except for the following:

●	Our revised estimates for 2023 economic growth in Canada, B.C., Alberta, Ontario and Quebec are 0.9%, 0.5%, 1.9%, 0.5% and 0.4%, respectively (compared to 0.6%, 0.4%, 1.5%, 0.3% and 0.5%, respectively, as reported in our 2022 annual MD&A).

●	Our revised estimates for 2023 annual inflation rates in Canada, B.C., Alberta and Ontario are 3.6%, 3.6%, 3.4% and 3.5%, respectively (compared to 3.7%, 3.7%, 3.8% and 3.6%, respectively, as reported in our 2022 annual MD&A).

TELUS Corporation – Management’s discussion and analysis – 2023 Q1

●	Our revised estimates for 2023 annual unemployment rates in Canada, B.C., Alberta, Ontario and Quebec are 5.6%, 5.2%, 6.0%, 5.8% and 4.6%, respectively (compared to 6.1%, 5.6%, 5.9%, 6.6% and 5.5%, respectively, as reported in our 2022 annual MD&A).

●	Our revised estimates for 2023 annual rates of housing starts on an unadjusted basis in Canada, B.C., Alberta, Ontario and Quebec are 225,000 units, 42,000 units, 34,000 units, 80,000 units and 49,000 units, respectively (compared to 212,000 units, 34,000 units, 31,000 units, 71,000 units and 50,000 units, respectively, as reported in our 2022 annual MD&A).

9.1 Communications industry regulatory developments and proceedings

Our telecommunications, broadcasting and radiocommunication services are regulated under federal laws by various authorities, including the Canadian Radio-television and Telecommunications Commission (CRTC), Innovation, Science and Economic Development Canada (ISED), Canadian Heritage and the Competition Bureau.

The operations of our health business are also subject to various federal and provincial health laws and regulations, as well as policies, guidelines and directives issued by regulatory and administrative bodies. See Section 10.3 Regulatory matters in our 2022 annual MD&A.

The following is a summary of certain significant communications industry regulatory developments and proceedings relevant to our telecommunications business and our industry. This summary is not intended to be a comprehensive legal analysis or description of all of the specific issues described. Although we have indicated those issues for which we do not currently expect the outcome of a development or proceeding to be material to us, there can be no assurance that the expected outcome will occur or that our current assessment of its likely impact on us will be accurate. See Section 10.3 Regulatory matters in our 2022 annual MD&A.

Radiocommunication licences and spectrum-related matters

ISED regulates, among other matters, the allocation and use of radio spectrum in Canada and licenses radio apparatus, frequency bands and/or radio channels within various frequency bands to service providers and private users. The department also establishes the terms and conditions that may attach to such radio authorizations, including restrictions on licence transfers, coverage obligations, research and development obligations, annual reporting, and obligations concerning mandated roaming and antenna site sharing with competitors.

Spectrum transfer moratorium and review of the spectrum transfer framework

On March 31, 2023, the Minister of Innovation, Science and Industry announced a moratorium on high-impact transfers of spectrum licences in commercial mobile bands. “High-impact” transfers are those that would have a significant effect on the ability of telecommunications service providers to offer wireless services in Canada. The Minister also directed ISED to launch a comprehensive review of Canada’s spectrum transfer framework, with the moratorium expiring once a new framework comes into effect. No details were released about when the framework review would take place, or when a new framework will be implemented. There is a risk that this moratorium could have a material impact on us depending on how long it remains in place.

Decision on amendments to SRSP-520, Technical requirements for fixed and/or mobile systems, including flexible use broadband systems, in the band 3450-3650 MHz

On November 18, 2021, ISED issued its decision on amendments to the 3500 MHz technical requirements due to its concern that 5G equipment operating on 3500 MHz spectrum may have the potential to cause interference with radio altimeters on aircraft. The decision included limiting use in areas around major airports and restricting the transmission of energy above the horizon. On December 19, 2022, ISED issued a Consultation on SRSP-520, issue 3 and RSS-192, issue 5, on further changes to the technical requirement for the 3500 MHz and 3800 MHz bands, including updates to the radio altimeter protection issue based on the results of new studies. There is a risk that this decision could have a material impact on TELUS depending on how long it remains in application.

mmWave spectrum auction to support 5G

On June 5, 2019, ISED released its Decision on Releasing Millimetre Wave Spectrum to Support 5G, repurposing several tranches of mmWave spectrum for mobile use. On June 6, 2022, ISED issued its Consultation on a Policy and Licensing Framework for Spectrum in the 26, 28 and 38 GHz bands, which is the first step in setting the auction framework rules, including competitive measures for these mmWave bands. There is a risk that the auction rules will favour certain carriers over us and impact our ability to acquire an adequate quantity of mmWave spectrum. ISED maintains its projection that the mmWave auction will commence in 2024.

TELUS Corporation – Management’s discussion and analysis – 2023 Q1

3800 MHz spectrum auction to support 5G

The 3800 MHz spectrum band is seen as an extension to the 3500 MHz band. On May 21, 2021, ISED released its Decision on the Technical and Policy Framework for the 3650-4200 MHz Band and Changes to the Frequency Allocation of the 3500-3650 MHz Band, which will make 250 MHz of spectrum available for auction. The 3800 MHz spectrum will only be cleared and available by March 2025 in urban areas and March 2027 in many rural areas. Certain rural areas (in Northwest Territories, Yukon and Nunavut, and northern parts of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Quebec and Newfoundland and Labrador) are still deemed satellite-dependent and this spectrum is considered encumbered for mobile use in these areas. On June 30, 2022, ISED released its Decision on a Policy and Licensing Framework for Spectrum in the 3800 MHz Band, which defines the auction rules and conditions of licence for the 3800 MHz band. The auction framework includes a 100 MHz cap across the 3500 MHz and 3800 MHz bands and unlike previous auctions, it does not include set-asides. In 38 of the 172 licence areas, only 50 MHz of unencumbered spectrum is available and the remaining 200 MHz will be encumbered by coexistence with satellite earth stations. The limited amount of unencumbered spectrum may impact our ability to acquire an adequate quantity of 3800 MHz band spectrum in satellite-dependent areas. The deadline for receipt of applications and financial deposits for participation in the 3800 MHz spectrum auction is July 25, 2023. Auction bidding is scheduled to start October 24, 2023.

Regulatory and federal government reviews

The CRTC and the federal government have initiated public proceedings to review various matters. A number of key proceedings are discussed below.

Acquisition of Shaw by Rogers approved

In March 2021, Rogers Communications Inc. and Shaw Communications Inc. announced their agreement for Rogers to acquire Shaw. Subsequently, Rogers and Shaw announced a transaction to divest Shaw’s Freedom Mobile assets to Quebecor Inc.’s Videotron. In addition to approval by shareholders of Shaw, the acquisition required approvals by the Competition Bureau, the CRTC and the Minister of Innovation, Science and Industry. The CRTC issued its approval on March 24, 2022. The Commissioner of Competition brought an application to the Competition Tribunal to block the transaction in May 2022. The Commissioner’s application was dismissed on December 31, 2022 and his appeal was dismissed by the Federal Court of Appeal on January 24, 2023. On March 31, 2023, the Minister issued his decision approving the transfer of Shaw’s spectrum licenses to Videotron. The approval is subject to 21 conditions as prescribed in written undertakings by Rogers and Videotron. Having received all necessary approvals, the parties closed the transaction on April 3, 2023.

We will respond as appropriate to the new commercial and competitive environment borne out of both the Rogers-Shaw merger and the entry of Videotron into the broader Canadian market.

Review of the wholesale high-speed access service framework

On March 8, 2023, the CRTC issued Review of the wholesale high-speed access service framework, Telecom Notice of Consultation CRTC 2023-56. The Notice of Consultation first creates a rate reduction by requiring incumbent carriers to revise their rates to reflect a 10% decrease in the costs of traffic-sensitive components. The Notice of Consultation then seeks comment on a number of issues, including whether wholesale access to fibre-to-the-premises (FTTP) service should be offered on an aggregated basis and whether any further regulation, including retail regulation is warranted. The Notice of Consultation further expresses the CRTC’s preliminary view that incumbents should be required to provide an interim aggregated wholesale FTTP service pending the disposition of the consultation. To that effect, the CRTC required incumbent carriers to file cost studies and proposed rates for an interim aggregated wholesale FTTP service by April 24, 2023. The CRTC has also provided a series of comment periods, both for the interim aggregated wholesale FTTP service and the remaining issues in the consultation. The consultation is scheduled to conclude with an oral hearing at a date to be fixed. Until the CRTC releases its decisions in this matter, it is too early to determine the impact of this proceeding on us.

Review of mobile wireless services

On April 15, 2021, the CRTC released its decision in the Wireless Regulatory Framework Review. The CRTC determined that Bell, Rogers, TELUS and SaskTel must provide wholesale mobile virtual network operator (MVNO) access to facilities-based regional wireless providers in areas where those providers hold a mobile wireless spectrum licence. MVNO access is based on commercially negotiated rates and will be phased out after seven years. On October 25, 2022, the CRTC released Telecom Decision CRTC 2022-288, where it made determinations on the draft terms and conditions of the MVNO tariffs of Bell, Rogers and TELUS, and required the carriers to update their respective tariffs for Commission approval. Bell, Rogers and TELUS are required to have MVNO service operational within 30 days of final Commission tariff approval. Companies desiring MVNO access are entitled to commence negotiations as of the date of the decision and the CRTC expects that the first MVNO agreements are to be completed within 90 days of final tariff approval. We are working to implement the new MVNO and other requirements, including updating our domestic roaming tariff to include the provision of seamless roaming. The impact of this decision on us will be dependent on the commercial rates that are negotiated for MVNO access.

We were also granted leave to appeal two determinations from this decision to the Federal Court of Appeal: (i) the requirement for the national mobile carriers, including us, to offer seamless roaming as an additional condition under which the existing mandated wholesale roaming service must be offered; and (ii) the ruling that sections 43 and 44 of the Telecommunications Act do not provide the CRTC with jurisdiction to adjudicate disputes involving mobile wireless transmission facilities. The appeal was heard in December 2022 and was dismissed on April 13, 2023.

TELUS Corporation – Management’s discussion and analysis – 2023 Q1

Consultation on amending the CRTC MVNO mandate to include additional retail market segments

On March 1, 2023, the CRTC issued Facilities-based wholesale mobile virtual network operator (MVNO) access tariffs – Considering the inclusion of additional retail market segments, Telecom Notice of Consultation CRTC 2023-48. In this consultation, the CRTC is soliciting comments on whether the wholesale MVNO framework should be broadened to include enterprise, Internet of Things (IoT) and machine-to-machine service. Until the CRTC issues a decision in this consultation, it is too early to determine its impact on us.

Application to seek a review of domestic wholesale roaming rates

On May 19, 2022, Bragg Communications Inc., Cogeco Communications Inc., Videotron Ltd., Xplornet Communications Inc. and Xplore Mobile Inc. filed a joint application to the CRTC seeking a review of the tariffed rates currently charged by Rogers, Bell and TELUS for domestic wholesale roaming, claiming that the current rates are no longer just and reasonable. We have filed an answer to this application demonstrating why such a review is not warranted at this time and the CRTC has since issued requests for information to wireless services providers. The impact of this application is dependent upon whether the CRTC decides to undertake a review of mandated roaming rates and to what extent there are any changes for current tariffed rates.

New policy direction to CRTC

On February 9, 2023, the Governor in Council issued a new policy direction to the CRTC. The new direction repeals the two previously existing policy directions but incorporates much of the language that the 2019 policy direction contained, including requirements concerning competition, investment and affordability. The new policy direction also requires the CRTC to take certain steps, including to mandate the provision of aggregated wholesale high-speed internet access until there is sufficient competition to no longer require it, as well as to consider extending the seven-year time period during which users of the CRTC’s MVNO mandate are required to build their own facilities. Because the new policy direction is limited under the Telecommunications Act to providing directions of a general application to the CRTC on broad policy matters, it does not independently create any new obligations or risk for us. However, its directions on wholesale access and affordability may lead the CRTC to design or implement policies that could affect our business in the future.

New draft cybersecurity legislation

On June 14, 2022, the federal government introduced Bill C-26, An Act respecting cyber security, amending the Telecommunications Act and making consequential amendments to other Acts. The legislation would amend the Telecommunications Act, among other things, to allow the Governor in Council to prohibit telecommunications service providers from using equipment from designated companies in their networks. In practice, this will allow the federal government to ban the use of Huawei and ZTE equipment in our network and impose penalties for non-compliance. The Minister of Innovation, Science and Industry stated that the government intends to use its powers under Bill C-26, if passed, to, among other things, require the removal of existing Huawei and ZTE 5G equipment by June 28, 2024. The legislation would also create a new statute, the Critical Cyber Systems Protection Act (CCSPA). The CCSPA would require designated federally regulated corporations to maintain cybersecurity plans, impose reporting requirements and impose penalties for non-compliance. Bill C-26 received second reading on March 27, 2023. If we are ultimately subject to an order requiring us to remove a significant amount of equipment from our network, the effect could be material.

Government of Canada and CRTC activities to improve Canadian network resiliency

As a result of a July 8, 2022 Rogers network outage, on July 11, 2022, the Minister of Innovation, Science and Industry held a meeting with representatives of Bell, Eastlink, Rogers, SaskTel, Shaw, Videotron and TELUS to discuss improving the resiliency of networks across Canada. The Minister requested that these carriers enter into a formal agreement to ensure mutual assistance during any future outages, emergency roaming and communications protocols to ensure that the public and authorities are well informed during future network disruptions. A memorandum of understanding (MOU) on these issues was signed by various carriers, including TELUS, with an effective date of September 9, 2022. Among other things, the MOU requires that wireless service providers with overlapping network coverage areas sign reciprocal emergency roaming agreements within nine months of September 9, 2022.

On February 22, 2023, the CRTC issued Call for comments – Development of a regulatory framework to improve network reliability and resiliency – Mandatory notification and reporting about major telecommunications service outages, Telecom Notice of Consultation CRTC 2023-39, in which it sought comments on a notification and reporting regime for major service outages. In addition, the Commission mandated the implementation of an interim notification and reporting regime for major service outages while the consultation is ongoing. We implemented the interim regime on March 8, 2023, and are also participating in the consultation. ISED is also conducting further steps via the Canadian Security Telecommunications Advisory Committee (CSTAC) to examine network resiliency. The Canadian Telecommunications Network Resiliency Working Group under CSTAC released its non-binding best practices document in March 2023. We continue to fully participate in all follow-up initiatives as required. It is too early to determine if these initiatives will have a material impact until they are concluded.

TELUS Corporation – Management’s discussion and analysis – 2023 Q1

Nova Scotia 911 legislation

In November 2022, Nova Scotia passed amendments to the Emergency 911 Act and the Emergency Management Act that, among other things, require telecommunications service providers to take certain actions to prevent certain outages, to inform stakeholders, and to refund customers in the case of certain outages. These amendments have received royal assent but have not been proclaimed into force. Most of the obligations of telecommunications service providers are to be set out in regulations, which have yet to be made by the Governor in Council. Until the regulations are made, it is too early to determine the impact of this legislation on us.

CRTC proceeding regarding potential barriers to the deployment of broadband-capable networks in underserved areas in Canada

On December 10, 2019, the CRTC issued Call for comments regarding potential barriers to the deployment of broadband-capable networks in underserved areas in Canada, Telecom Notice of Consultation CRTC 2019-406. In this proceeding, the CRTC sought comment on barriers that service providers and communities face in building new facilities, or interconnecting to or accessing existing facilities, and in extending networks into underserved areas in order to offer universal service objective-level services. The CRTC has specifically identified access to affordable transport services and efficient use of support structures as potential barriers. The record of the proceeding is now closed and we anticipate a decision this year. It is too early to determine the impact of the proceeding on us.

CRTC proceeding regarding access to poles owned by Canadian carriers

On February 15, 2023, the CRTC issued Regulatory measures to make access to poles owned or controlled by Canadian carriers more efficient, Telecom Regulatory Policy CRTC 2023-31, following a lengthy review that began in 2020. Among other things, the decision preserves the ability of support structure owners to reserve spare pole capacity with no express time limit; implements a “one touch make ready” regime; sets out a timeline for owners to reply to access requests; and obligates owners to assume the cost of pre-existing corrective work.

CRTC review of rate setting for wholesale telecommunications services

On April 24, 2020, the CRTC issued Call for comments – Review of the approach to rate setting for wholesale telecommunications services, Telecom Notice of Consultation CRTC 2020-131. In this proceeding, the CRTC is seeking comment on whether to change its methodology of setting wholesale rates and, if so, how. The CRTC has stated its intent to use the proceeding to establish a more transparent and efficient rate-setting process. It is too early to determine the impact of the proceeding on us.

CRTC review of deadlines for transition to next-generation 9-1-1 service

On June 14, 2021, the CRTC issued Telecom Decision CRTC 2021-199, Establishment of new deadlines for Canada’s transition to next-generation 9-1-1 (NG9-1-1), where the CRTC stipulated revised implementation for NG9-1-1 service in Canada. The CRTC directed NG9-1-1 network providers, including us, to establish their NG9-1-1 networks, complete all NG9-1-1 production onboarding activities, and be ready to provide NG9-1-1 voice service by transiting live NG9-1-1 traffic, wherever public safety answering points have been established in a particular region, by March 1, 2022. Consistent with this directive, we are now transiting live NG9-1-1 traffic over our NG9-1-1 network, but full implementation of NG9-1-1 in our NG9-1-1 territory is contingent on interconnections with 9-1-1 call centres, and such implementation is dependent upon local government authorities. We continue our work to fully implement NG9-1-1.

Development of a network-level blocking framework to limit botnet traffic

On June 23, 2022, the CRTC released Development of a network-level blocking framework to limit botnet traffic and strengthen Canadians’ online safety, Compliance and Enforcement and Telecom Decision CRTC 2022-170. The Commission has asked its technical working group, the CRTC Interconnection Steering Committee, to examine the issue and produce a report within nine months about how internet service providers (ISPs) can implement network blocking of malicious botnet traffic. Parties will have an opportunity to comment on the report prior to the Commission rendering any further determinations. The outcome is not expected to be material.

Federal private sector privacy bill proposes to repeal and replace the Personal Information Protection and Electronic Documents Act

On June 16, 2022, Bill C-27 was introduced and received first reading in the House of Commons. The Digital Charter Implementation Act, 2022 proposes to enact the Consumer Privacy Protection Act (replacing the existing private sector privacy legislation and implementing new consumer privacy rights, enhanced enforcement powers and a private right of action), the Personal Information and Data Protection Tribunal Act (a new adjudicative body to provide independent oversight on enforcement activities by the regulator) and the Artificial Intelligence and Data Act (a new regulatory regime for the use of AI in the private sector, using a risk-based framework supported by extensive enforcement powers). The bill proposes significant changes to federal privacy legislation in Canada; however, until the bill is passed in its final form, we are unable to determine the materiality of the proposed changes.

TELUS Corporation – Management’s discussion and analysis – 2023 Q1

Amendments to Quebec’s public and private sector privacy law

On September 22, 2021, An Act to modernize legislative provisions as regards the protection of personal information, received assent. Extensive new requirements governing the collection, use and disclosure of the personal information of individuals in Quebec will be phased in over three years (September 2022 to September 2024). The Act also creates a new enforcement regime with significant criminal fines and administrative monetary penalties for certain infractions and a private right of action with minimum statutory punitive damages. The full impact of the Act is not yet known because some key provisions, such as those relating to artificial intelligence, have to be further elaborated through government regulations and interpretive guidance from the regulator. The materiality of the change cannot be fully assessed at this time.

Ontario introduces bill to change handling of personal health information

On April 14, 2022, the Pandemic and Emergency Preparedness Act, 2022 received royal assent. The Act amends the Personal Health Information Protection Act to empower the government to make regulations specifying the following: acceptable electronic formats for access rights to personal health information (PHI); the circumstances persons or entities may collect, use and disclose PHI; the security requirements; the disclosure requirements; and additional categories of persons or entities, who can collect, use or disclose PHI. The materiality of the change cannot be fully assessed before the regulations are available.

Proposed subsidy increases for Northwestel

On November 2, 2020, the CRTC initiated the first phase of a review of its regulatory framework for Northwestel Inc. and the state of telecommunications services in Canada’s North in Telecom Notice of Consultation CRTC 2020-367. On January 20, 2021, a number of interveners proposed large subsidy increases to Northwestel and other companies providing service in Canada’s North. On June 8, 2022, the CRTC released Telecom Notice of Consultation CRTC 2022-147 initiating the second phase of this review, leaving open the potential for subsidy increases. On October 24, 2022, the CRTC added three TELUS communities (High Level, Alberta, Atlin, B.C. and Fort St. John, B.C.) to the scope of the proceeding. A decision is unlikely before 2024. The impact of this proceeding is not expected to be material.

Consultation on amendments to the Competition Act

In February 2022, ISED announced its intention to undertake a review of the Competition Act, beginning with immediate, targeted amendments to the Act. The targeted amendments received royal assent on June 23, 2022 and included: (i) addition of a new provision to protect workers from agreements between employers that fix wages and restrict job mobility; (ii) addition of a new provision regarding “drip pricing” to both the civil and criminal prohibition on false or misleading representations; (iii) addition of an expanded list of factors to be considered when assessing the competitive impact of mergers, business practices and competitor collaborations; (iv) amendments to clarify an “anti-competitive act” for abuse of dominance; (v) amendments to provide access by private parties to the Competition Tribunal if they are directly and substantially affected by the conduct of another party; and (vi) introduction of an anti-avoidance provision to the notifiable transactions provisions of the Competition Act.

In November 2022, ISED commenced a consultation seeking input on further amendments to the Competition Act. The further consultations were commenced by the issuance of a discussion paper entitled The Future of Competition Policy in Canada, released in November 2022, soliciting feedback from the public until March 31, 2023. ISED has outlined five areas of focus for the consultation: (i) merger review; (ii) unilateral conduct; (iii) competitor collaborations; (iv) deceptive marketing; and (v) administration and enforcement of the law. We filed comments setting out our views on these topics in response.

Broadcasting and content-related issues

Review of the Telecommunications Act, the Radiocommunication Act and the Broadcasting Act

On January 29, 2020, the Broadcasting and Telecommunications Legislative Review Panel released its final report entitled Canada’s Communications Future: Time to Act. The report contains 97 recommendations to update legislation governing broadcasting, telecommunications and radiocommunication for the Government of Canada to consider. Further to the report, on November 3, 2020, the government introduced Bill C-10 to amend the Broadcasting Act. On June 21, 2021, Senate debate of Bill C-10 was cut short upon the proroguing of Parliament and the calling of the federal election. On February 2, 2022, the government introduced Bill C-11, which is largely the same as its predecessor Bill C-10, that seeks to: bring streaming services that operate over the internet expressly within the scope of the Broadcasting Act; provide the CRTC with new and expanded regulatory powers to implement a modernized regulatory framework that addresses declining levels of support for Canadian content over the past several years; and provide a more sustainable source of support for Canadian content going forward. Bill C-11 is currently awaiting final approval at the House of Commons, having passed third reading at the Senate in early February 2023. Until Bill C-11 is finalized, and the CRTC provides clarity on how it intends to implement the new legislation, it is too early to determine if it will have a material impact on us.

TELUS Corporation – Management’s discussion and analysis – 2023 Q1

Review of the Copyright Act and consultations on copyright reform to address specific issues

The Copyright Act’s last statutorily mandated review was launched in 2017 and resulted in reports from the Standing Committee on Industry, Science and Technology and the Standing Committee on Canadian Heritage being presented to the House of Commons in the summer of 2019. The parliamentary review led to further government consultations (described below) launched in 2021 to explore specific issues raised during the review, such as how to modernize the copyright framework for online intermediary liability, AI and IoT. The timeline for potential changes to the Copyright Act is uncertain, although the next statutorily mandated review was supposed to be launched in 2022 and it is unclear whether or how this might impact the timeline for comprehensive copyright reform legislation. In the meantime, the federal government has made smaller changes to the Copyright Act, such as the inclusion in the 2022 budget of proposed amendments to extend the term of copyright by 20 years, which was required to satisfy Canada’s obligations under the Canada-United States-Mexico Agreement. The policy approach for copyright has traditionally been based on a balance between the rights of copyright owners and user rights, and as a result, the impact of this proceeding is not expected to be material.

On April 14, 2021, ISED announced the launch of a consultation to modernize the copyright framework for online intermediaries. The consultation builds on the work done in 2018 and 2019 as part of the parliamentary review of the Copyright Act. ISED sought comments on a broad range of issues, including the role of intermediaries in policing online copyright infringement, how to remunerate rights holders for the use of their content on online platforms, and what types of enforcement tools (such as website-blocking orders) should be available against intermediaries. We participated in this consultation and filed joint comments with other ISPs on May 31, 2021. Among other things, the comments advocated for a continuation of existing government policy that provides ISPs with unconditional safe harbour protection for the potentially infringing activities of their customers. It is too early to tell whether this consultation will have a material impact on us.

On July 19, 2021, the government announced a consultation to modernize the copyright framework applicable to AI and IoT. The government’s objectives were to support innovation and investment in AI and other digital and emerging technologies, support Canada’s cultural industries and preserve the incentive to create and invest provided by the economic rights set out in the Act, and support competition and marketplace needs regarding IoT devices and other software-enabled products. We participated in this consultation and filed joint comments with other ISPs on September 17, 2021. Among other things, the joint comments advocated that no changes should be made to the Copyright Act that would unduly burden or create potential liability risks for ISPs. Similar to the broader Copyright Act review, the impact of this proceeding is not expected to be material.

Consultation on the government’s proposed approach to address harmful content online

On July 29, 2021, the government launched a consultation on its proposed approach to address harmful content online. The government’s proposals largely target social media and content platforms, but a few proposals would also have impacted ISPs. Accordingly, we participated in this consultation and filed joint comments with other ISPs on September 25, 2021. Among other things, the joint comments advocated that the legal framework for addressing harmful online content should not create undue obligations or liability for telecommunications carriers, and that requirements to block access to content online or to provide subscriber information should continue to require judicial orders. In March 2022, the government established an expert advisory group on online safety, with a mandate to provide the Minister of Canadian Heritage with advice on how to design the legislative and regulatory framework to address harmful content online and how to best incorporate the feedback received during the national consultation held from July to September 2021. Following the publication of the group’s report, the government conducted further consultations with stakeholder groups regarding the advice it received from the expert advisory group. The government has indicated it expects to table a bill to address online harms in 2023. The impact of this consultation is not expected to be material.

10.	Risks and risk management

The principal risks and uncertainties that could affect our future business results and associated risk mitigation activities were described in our 2022 annual MD&A and have not materially changed since December 31, 2022, except for the ratification of the new collective agreement between the TWU and ourselves as further described in Section 1.3 and Note 29(b) of the interim consolidated financial statements. Reference is made as well to the summary of risks and uncertainties in the Caution regarding forward-looking statements at the beginning of this MD&A.

TELUS Corporation – Management’s discussion and analysis – 2023 Q1

11.	Definitions and reconciliations

11.1 Non-GAAP and other specified financial measures

We have issued guidance on and report certain non-GAAP measures that are used to evaluate the performance of TELUS, as well as to determine compliance with debt covenants and to manage our capital structure. As non-GAAP measures generally do not have a standardized meaning, they may not be comparable to similar measures presented by other issuers. For certain financial metrics, there are definitional differences between TELUS and TELUS International reporting. These differences largely arise from TELUS International adopting definitions consistent with practice in its industry. Securities regulations require such measures to be clearly defined, qualified and reconciled with their nearest GAAP measure. Certain of the metrics do not have generally accepted industry definitions.

Adjusted Net income and adjusted basic earnings per share (EPS): These are non-GAAP measures that do not have any standardized meaning prescribed by IFRS-IASB and are therefore unlikely to be comparable to similar measures presented by other issuers. Adjusted Net income excludes the effects of restructuring and other costs, income tax-related adjustments, other equity (income) losses related to real estate joint ventures, long-term debt prepayment premium and other adjustments (identified in the following tables). Adjusted basic EPS is calculated as adjusted net income divided by the basic weighted-average number of Common Shares outstanding. These measures are used to evaluate performance at a consolidated level and exclude items that, in management’s view, may obscure underlying trends in business performance or items of an unusual nature that do not reflect our ongoing operations. They should not be considered alternatives to Net income and basic EPS in measuring TELUS’ performance.

Reconciliation of adjusted Net income

Three-month periods ended March 31 ($ millions)	2023	2022	Change
Net income attributable to Common Shares	217	385	(168)
Add (deduct) amounts net of amount attributable to non-controlling interests:
Restructuring and other costs	149	37	112
Tax effect of restructuring and other costs	(32)	(8)	(24)
Real estate rationalization-related restructuring impairments	52	1	51
Tax effect of real estate rationalization-related restructuring impairments	(14)	—	(14)
Income tax-related adjustments	1	—	1
Other equity income related to real estate joint ventures	(1)	—	(1)
Virtual power purchase agreements unrealized change in forward element	19	—	19
Tax effect of virtual power purchase agreements unrealized change in forward element	(5)	—	(5)
Adjusted Net income	386	415	(29)

Reconciliation of adjusted basic EPS

Three-month periods ended March 31 ($)	2023	2022	Change
Basic EPS	0.15	0.28	(0.13)
Add (deduct) amounts net of amount attributable to non-controlling interests:
Restructuring and other costs, per share	0.10	0.03	0.07
Tax effect of restructuring and other costs, per share	(0.02)	(0.01)	(0.01)
Real estate rationalization-related restructuring impairments, per share	0.04	—	0.04
Tax effect of real estate rationalization-related restructuring impairments, per share	(0.01)	—	(0.01)
Virtual power purchase agreements unrealized change in forward element, per share	0.01	—	0.01
Adjusted basic EPS	0.27	0.30	(0.03)

Available liquidity: This is a non-GAAP measure that does not have any standardized meaning prescribed by IFRS-IASB and is therefore unlikely to be comparable to similar measures presented by other issuers. Available liquidity is calculated as the sum of Cash and temporary investments, net, amounts available from the revolving credit facility and amounts available under our trade receivables securitization program measured at the end of the period. We believe this to be a useful measure because it allows us to monitor compliance with our financial objectives. It should not be considered as an alternative to Cash and temporary investments, net in measuring TELUS’ performance.

Available liquidity reconciliation

As at March 31 ($ millions)	2023	2022
Cash and temporary investments, net	877	774
Net amounts available from the TELUS Corporation revolving credit facility	876	1,336
Amounts available under trade receivables securitization program	11	500
Available liquidity[1]	1,764	2,610

1	Excludes available liquidity from the unsecured non-revolving $1.1 billion bank credit facility.

TELUS Corporation – Management’s discussion and analysis – 2023 Q1

Capital expenditure intensity: This measure is calculated as capital expenditures excluding real estate development divided by Operating revenues and other income. It provides a basis for comparing the level of capital expenditures to those of other companies of varying size within the same industry.

Calculation of Capital expenditure intensity

Three-month periods ended March 31	TTech		DLCX		Eliminations		Total
($ millions, except ratio)	2023	2022	2023	2022	2023	2022	2023	2022
Capital expenditures excluding real estate development	688	793	20	31	—	—	708	824
Denominator – Operating revenues and other income	4,212	3,642	928	759	(176)	(119)	4,964	4,282
Capital expenditure intensity (%)	16	22	2	4	n/m	n/m	14	19

TELUS Corporation Common Share (Common Share) dividend payout ratio: This is a historical measure calculated as the sum of the most recent four quarterly dividends declared, as recorded in the financial statements, net of dividend reinvestment plan effects, divided by the sum of free cash flow amounts for the most recent four quarters for interim reporting periods. For fiscal years, the denominator is annual free cash flow. Our objective range for the annual TELUS Corporation Common Share dividend payout ratio is on a prospective basis, rather than on a trailing basis. (See Section 4.3 Liquidity and capital resources and Section 7.5 Liquidity and capital resource measures.)

Calculation of ratio of Common Share dividends declared to cash provided by operating activities less capital expenditures

Determined using most comparable IFRS-IASB measures

For the 12-month periods ended March 31 ($ millions, except ratio)	2023	2022
Numerator – Sum of the last four quarterly dividends declared	1,955	1,757
Cash provided by operating activities	4,437	4,584
Less:
Capital expenditures	(3,352)	(3,646)
Denominator – Cash provided by operating activities less capital expenditures	1,085	938
Ratio (%)	180	187

Calculation of Common Share dividend payout ratio, net of dividend reinvestment plan effects

Determined using management measures

For the 12-month periods ended March 31 ($ millions, except ratio)	2023	2022
Sum of the last four quarterly dividends declared	1,955	1,757
Sum of the amounts of the last four quarterly dividends declared reinvested in Common Shares	(712)	(631)
Numerator – Sum of the last four quarterly dividends declared, net of dividend reinvestment plan effects	1,243	1,126
Denominator – Free cash flow[1]	1,394	871
Ratio (%)	89	129

1 Reflects the impacts of our accelerated capital program announced on March 25, 2021.

Earnings coverage: This measure is defined in the Canadian Securities Administrators’ National Instrument 41-101 and related instruments, and is calculated as follows:

Calculation of Earnings coverage

For the 12-month periods ended March 31 ($ millions, except ratio)	2023	2022
Net income attributable to Common Shares	1,447	1,709
Income taxes (attributable to Common Shares)	491	551
Borrowing costs (attributable to Common Shares)[1]	937	749
Numerator	2,875	3,009
Denominator – Borrowing costs	937	749
Ratio (times)	3.1	4.0

1 Interest on Long-term debt plus Interest on short-term borrowings and other plus long-term debt prepayment premium, adding capitalized interest and deducting borrowing costs attributable to non-controlling interests.

TELUS Corporation – Management’s discussion and analysis – 2023 Q1

EBITDA (earnings before interest, income taxes, depreciation and amortization): We have issued guidance on and report EBITDA because it is a key measure used to evaluate performance at a consolidated level. EBITDA is commonly reported and widely used by investors and lending institutions as an indicator of a company’s operating performance and ability to incur and service debt, and as a valuation metric. EBITDA should not be considered as an alternative to Net income in measuring TELUS’ performance, nor should it be used as a measure of cash flow. EBITDA as calculated by TELUS is equivalent to Operating revenues and other income less the total of Goods and services purchased expense and Employee benefits expense.

We calculate EBITDA – excluding restructuring and other costs, as it is a component of the EBITDA – excluding restructuring and other costs interest coverage ratio and the Net debt to EBITDA – excluding restructuring and other costs ratio.

We also calculate Adjusted EBITDA to exclude items of an unusual nature that do not reflect our ongoing operations and should not, in our opinion, be considered in a long-term valuation metric or should not be included in an assessment of our ability to service or incur debt.

EBIT (earnings before interest and income taxes) is calculated for our reportable segments because we believe it is a meaningful indicator of our operating performance, as it represents our earnings from operations before costs of capital structure and income taxes.

EBITDA and Adjusted EBITDA reconciliations

	TTech		DLCX		Total
Three-month periods ended March 31 ($ millions)	2023	2022	2023	2022	2023	2022
Net income					224	404
Financing costs					320	179
Income taxes					55	144
EBIT	536	641	63	86	599	727
Depreciation	597	514	43	37	640	551
Amortization of intangible assets	320	245	62	46	382	291
EBITDA	1,453	1,400	168	169	1,621	1,569
Add restructuring and other costs included in EBITDA	141	35	18	4	159	39
EBITDA – excluding restructuring and other costs	1,594	1,435	186	173	1,780	1,608
Other equity income related to real estate joint ventures	(1)	—	—	—	(1)	—
Adjusted EBITDA	1,593	1,435	186	173	1,779	1,608

Adjusted EBITDA less capital expenditures is calculated for our reportable segments, as it represents a simple cash flow view that may be more comparable to other issuers.

Adjusted EBITDA less capital expenditures reconciliation

	TTech		DLCX		Total
Three-month periods ended March 31 ($ millions)	2023	2022	2023	2022	2023	2022
Adjusted EBITDA	1,593	1,435	186	173	1,779	1,608
Capital expenditures	(693)	(802)	(20)	(31)	(713)	(833)
Adjusted EBITDA less capital expenditures	900	633	166	142	1,066	775

We calculate EBITDA margin and Adjusted EBITDA margin to evaluate the performance of our operating segments and we believe these measures are also used by investors as indicators of a company’s operating performance. We calculate EBITDA margin as EBITDA divided by Operating revenues and other income. Adjusted EBITDA margin is a non-GAAP ratio that does not have any standardized meaning prescribed by IFRS-IASB and is therefore unlikely to be comparable to similar measures presented by other issuers. We calculate Adjusted EBITDA margin as Adjusted EBITDA divided by adjusted Operating revenues and other income.

Calculation of EBITDA margin

Three-month periods ended March 31	TTech		DLCX		Eliminations		Total
($ millions, except margin)	2023	2022	2023	2022	2023	2022	2023	2022
Numerator – EBITDA	1,453	1,400	168	169	—	—	1,621	1,569
Denominator – Operating revenues and other income	4,212	3,642	928	759	(176)	(119)	4,964	4,282
EBITDA margin (%)	34.5	38.4	18.1	22.2	n/m	n/m	32.7	36.6

TELUS Corporation – Management’s discussion and analysis – 2023 Q1

Calculation of Adjusted EBITDA margin

Three-month periods ended March 31	TTech		DLCX		Eliminations		Total
($ millions, except margin)	2023	2022	2023	2022	2023	2022	2023	2022
Numerator – Adjusted EBITDA	1,593	1,435	186	173	—	—	1,779	1,608
Adjusted Operating revenues and other income:
Operating revenues and other income	4,212	3,642	928	759	(176)	(119)	4,964	4,282
Other equity income related to real estate joint ventures	(1)	—	—	—	—	—	(1)	—
Denominator – Adjusted Operating revenues and other income	4,211	3,642	928	759	(176)	(119)	4,963	4,282
Adjusted EBITDA margin (%)	37.8	39.4	20.1	22.7	n/m	n/m	35.9	37.6

EBITDA – excluding restructuring and other costs interest coverage: This measure is defined as EBITDA – excluding restructuring and other costs, divided by Net interest cost, calculated on a 12-month trailing basis. It is similar to the coverage ratio covenant in our credit facilities, as described in Section 7.6 Credit facilities.

Calculation of EBITDA – excluding restructuring and other costs interest coverage

For the 12-month periods ended March 31 ($ millions, except ratio)	2023	2022
Numerator – EBITDA – excluding restructuring and other costs	6,818	6,582
Denominator – Net interest cost	956	764
Ratio (times)	7.1	8.6

Free cash flow: We report this measure as a supplementary indicator of our operating performance, and there is no generally accepted industry definition of free cash flow. It should not be considered as an alternative to the measures in the condensed interim consolidated statements of cash flows. Free cash flow excludes certain working capital changes (such as trade receivables and trade payables), proceeds from divested assets and other sources and uses of cash, as found in the condensed interim consolidated statements of cash flows. It provides an indication of how much cash generated by operations is available after capital expenditures that may be used to, among other things, pay dividends, repay debt, purchase shares or make other investments. We exclude impacts of accounting standards that do not impact cash, such as IFRS 15 and IFRS 16. Free cash flow may be supplemented from time to time by proceeds from divested assets or financing activities.

Free cash flow calculation

Three-month periods ended March 31 ($ millions)	2023	2022
EBITDA	1,621	1,569
Restructuring and other costs, net of disbursements	85	(25)
Effects of contract asset, acquisition and fulfilment (IFRS 15 impact) and TELUS Easy Payment® device financing	32	78
Effects of lease principal (IFRS 16 impact)	(130)	(123)
Items from the condensed interim consolidated statements of cash flows:
Share-based compensation, net	43	26
Net employee defined benefit plans expense	15	27
Employer contributions to employee defined benefit plans	(9)	(17)
Interest paid	(286)	(180)
Interest received	4	1
Capital expenditures[1]	(713)	(833)
Free cash flow before income taxes	662	523
Income taxes paid, net of refunds	(127)	(108)
Free cash flow	535	415

1	Refer to Note 31 of the interim consolidated financial statements for further information.

TELUS Corporation – Management’s discussion and analysis – 2023 Q1

The following reconciles our definition of free cash flow with Cash provided by operating activities.

Free cash flow reconciliation with Cash provided by operating activities

Three-month periods ended March 31 ($ millions)	2023	2022
Free cash flow	535	415
Add (deduct):
Capital expenditures[1]	713	833
Effects of lease principal and leases accounted for as finance leases prior to adoption of IFRS 16	130	123
Individually immaterial items included in Net income neither providing nor using cash	(617)	(236)
Cash provided by operating activities	761	1,135

1	Refer to Note 31 of the interim consolidated financial statements for further information.

Mobile phone average revenue per subscriber per month (ARPU) is calculated as network revenue derived from monthly service plan, roaming and usage charges; divided by the average number of mobile phone subscribers on the network during the period, and is expressed as a rate per month.

Net debt: We believe that net debt is a useful measure because it represents the amount of Short-term borrowings and long-term debt obligations that are not covered by available Cash and temporary investments. The nearest IFRS measure to net debt is Long-term debt, including Current maturities of Long-term debt. Net debt is a component of the Net debt to EBITDA – excluding restructuring and other costs ratio.

Net debt to EBITDA – excluding restructuring and other costs: This measure is defined as net debt at the end of the period divided by 12-month trailing EBITDA – excluding restructuring and other costs. (See discussion in Section 7.5 Liquidity and capital resource measures.) This measure is similar to the leverage ratio covenant in our credit facilities, as described in Section 7.6 Credit facilities.

Calculation of Net debt to EBITDA – excluding restructuring and other costs

For the 12-month periods ended March 31 ($ millions, except ratio)	2023	2022
Numerator – Net debt	26,250	20,960
Denominator – EBITDA – excluding restructuring and other costs	6,818	6,582
Ratio (times)	3.85	3.18

Net interest cost: This measure is the denominator in the calculation of EBITDA – excluding restructuring and other costs interest coverage. Net interest cost is defined as financing costs, excluding capitalized long-term debt interest, employee defined benefit plans net interest, virtual power purchase agreements unrealized change in forward element, and recoveries on redemption and repayment of debt, calculated on a 12-month trailing basis. Expenses recorded for the long-term debt prepayment premium, if any, are included in net interest cost.

Calculation of Net interest cost

For the 12-month periods ended March 31 ($ millions)	2023	2022
Financing costs	773	768
Deduct employee defined benefit plans net interest	(8)	(22)
Add interest on long-term debt, excluding lease liabilities – capitalized	17	18
Add virtual power purchase agreements unrealized change in forward element	174	—
Net interest cost	956	764

11.2 Operating indicators

The following measures are industry metrics that are useful in assessing the operating performance of a mobile and fixed telecommunications entity, but do not have a standardized meaning under IFRS-IASB.

Churn is calculated as the number of subscribers deactivated during a given period divided by the average number of subscribers on the network during the period, and is expressed as a rate per month. Mobile phone churn refers to the aggregate average of both prepaid and postpaid mobile phone churn. A TELUS, Koodo or Public Mobile brand prepaid mobile phone subscriber is deactivated when the subscriber has no usage for 90 days following expiry of the prepaid credits.

Connected device subscriber means a subscriber on an active TELUS service plan with a recurring revenue-generating portable unit (e.g. tablets, internet keys, Internet of Things, wearables and connected cars) that is supported by TELUS and is intended for limited or no cellular voice capability.

TELUS Corporation – Management’s discussion and analysis – 2023 Q1

Mobile phone subscriber means a subscriber on an active TELUS service plan with a recurring revenue-generating portable unit (e.g. feature phones and smartphones) where TELUS provides voice, text and/or data connectivity.

Internet subscriber means a subscriber on an active TELUS internet plan with a recurring revenue-generating unit where TELUS provides internet connectivity.

Residential voice subscriber means a subscriber on an active TELUS phone plan with a recurring revenue-generating unit where TELUS provides voice service.

Security subscriber means a subscriber on an active TELUS security plan with a recurring revenue-generating unit that is connected to the TELUS security and automation platform.

TV subscriber means a subscriber on an active TELUS TV plan with a recurring revenue-generating subscription for video services from a TELUS TV platform.

Healthcare lives covered means the number of users (primary members and their dependents) enrolled in various health programs supported by TELUS Health services (e.g. virtual care, health benefits management, preventative care, personal health security, and employee and family assistance programs). It is probable that some members and their dependents will be a user of multiple TELUS Health services.

Virtual care member means primary enrolment to receive services on an active TELUS Health virtual care plan.

Digital health transactions mean the total number of health claims, dental claims, consultations or other paid transactions facilitated by TELUS Health services.

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